                                                                       EXHIBIT 2

                      CANWEST GLOBAL COMMUNICATIONS CORP.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

                       FOR THE YEAR ENDED AUGUST 31, 2004

                                NOVEMBER 24, 2004

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Many of these factors are beyond the control of the Company. Consequently, all forward-looking statements made in this Management Discussion and Analysis or the Company's documents referred to herein are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized.

OVERVIEW

In November 2000, we acquired our Canadian publications operations from Hollinger, and in September 2001, we further expanded our publishing operations by gaining effective control of the National Post. The addition of these publishing and online assets to our existing national television network has resulted in the creation of Canada's largest media company. Our broad media platform has provided us the ability to provide a multimedia product offering to our Canadian customers. In addition, we have pursued cost-cutting opportunities through the integration of our operations as well as other restructuring activities. Thus, we have levered the benefits of owning a broad media platform to improve the profitability of our operations. Our diversification within the Canadian market and internationally has improved the stability of our overall results. At the same time, we have improved our financial position through debt repayment using proceeds from the sale of non-core assets.

SELECTED ANNUAL INFORMATION

                                                                YEAR ENDED AUGUST 31
                                                        ------------------------------------
                                                           2004         2003          2002
                                                           $000         $000          $000
Revenue                                                  2,113,034    2,139,532    2,170,271
Net earnings from continuing operations                    194,299      114,798       31,324
Net earnings (loss)                                        (13,478)      46,088       13,018
Net earnings from continuing operations per share
  Basic                                                 $     1.10   $     0.60   $     0.18
  Diluted                                               $     1.10   $     0.60   $     0.17
Net earnings (loss) per share
  Basic                                                 $    (0.08)  $     0.22   $     0.07
  Diluted                                               $    (0.08)  $     0.22   $     0.07
Total Assets                                             4,882,125    5,318,792    5,495,074
Long term liabilities                                    3,248,894    3,494,266    3,616,204

KEY FACTORS AFFECTING SEGMENT REVENUES AND OPERATING INCOME

Television Broadcast

We have four television broadcast segments, one for each country in which we carry on such operations. Our Canadian television segment includes our broadcast television networks in Canada as well as specialty channels and two recently launched radio stations. Our New Zealand and Irish television segments cover our television operations in those countries. Our Australian television segment includes our 56.6% economic interest in TEN Group Pty Limited ("TEN Group"), which owns and operates TEN Television Network ("Network TEN"). Although Network TEN's results are not consolidated into our financial statements, we do analyze its results as part of our segment analysis. See note 23 to our audited consolidated financial statements.

We generate the majority of our television broadcast revenues from the sale of advertising, with the remainder generated from subscriber revenues earned by our specialty channels and the sale of broadcast rights to our programming. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenues on the ratings performance of our television programs makes our television broadcast revenues less predictable than our publishing revenues.

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Following 7% advertising revenue growth in fiscal 2003, advertising revenues declined by 7% in our Canadian television broadcast segment in fiscal 2004, reflecting a slight reduction in television advertising purchases in general as well as loss of share resulting primarily from reduced ratings performance. The performance relative to the prior year has progressively improved throughout fiscal 2004. We believe that revenues will stabilize in early fiscal 2005 relative to the same period in fiscal 2004.

Our Australian and New Zealand television broadcast segments performed well for fiscal 2004, with local currency revenues up by 14% in Australia and 6% in New Zealand. The effect of the strengthening local currency relative to the Canadian dollar contributed an additional 8% revenue increase for Australia and New Zealand. In our Irish television segment, following five years of solid revenue growth, revenues in local currency for fiscal 2004 showed growth of 4%.

Our principal television broadcast operating expenses are programming costs and employee salaries. In fiscal 2004, segment operating expenses increased 6% in Canada, primarily as a result of increased programming costs. In Canada, we expect this trend to continue into fiscal 2005 as we continue to invest in our program schedule. In New Zealand, segment operating expenses for the year ended August 31, 2004 were flat as compared to the same period in the prior year as a result of reduced programming costs, which partially resulted from the purchasing power of a strong New Zealand dollar. In Australia, segment operating expenses increased by 15%, reflecting increased programming costs. For our Irish broadcasting operation, segment operating expenses increased 4% compared to fiscal 2003.

Publishing and Online

Our publishing and online segment includes our Canadian newspaper operations as well as our internet operations including the canada.com web portal. Our publishing and online revenues are primarily earned from newspaper advertising and circulation revenues from our newspapers in Canada. Our newspaper and online advertising revenues are a function of the volume, or lineage, of advertising sold and the rates we charge. Circulation revenues are produced from home-delivery subscriptions for our newspapers and single-copy sales sold at retail outlets and vending machines and are a function of the number of newspapers we sell and the average per-copy prices we charge.

Excluding the effect of the sale of certain publishing assets in February 2003, advertising and circulation revenues were higher in fiscal 2004. The advertising increase resulted primarily from increases in pricing. Circulation revenues increased marginally in fiscal 2004 as a result of higher per copy revenue, partially offset by small declines in circulation. We expect that circulation revenues, which make up approximately 21% of total newspaper revenues, will be relatively flat in fiscal 2005 and that slight declines in newspaper circulation will be somewhat offset by gaining paid circulation from our electronic editions which were launched in all of our major markets in fiscal 2004.

Our principal operating expenses in the publishing and online segment are salaries, newsprint and distribution expenses. Segment operating expenses, excluding the effect of the sale of publishing assets, increased by 1% in fiscal 2004 as compared to fiscal 2003 but decreased as a percentage of revenues to 78% in fiscal 2004 from 79% in fiscal 2003. The decrease in expenses, as a percentage of revenues, was primarily the result of operational restructuring completed in the last half of fiscal 2003. Such decreases are not expected to continue. There was no substantive change in our newsprint expense in fiscal 2004. Slight cost increases were offset by reduced consumption. As a result of the strong Canadian currency we expect our newsprint expense to remain relatively constant into fiscal 2005.

Radio Broadcast

Our radio broadcast segment consists of our radio operations in New Zealand, which earn substantially all of their revenues from advertising. Radio advertising revenues are a function of overall radio advertising demand and advertising rates. Radio advertising rates are determined based on the number and demographics of our listeners. Our radio broadcast segment revenues increased 10% in local currency in fiscal 2004, reflecting significant growth in radio advertising expenditures in New Zealand. In addition, a strengthened New Zealand currency contributed an additional 8% increase. We expect revenues in local currencies to continue to increase during 2005, bolstered by the

                                       3
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addition of new FM frequencies acquired in fiscal 2004.

The principal operating expenses in the radio broadcast segment are salaries, marketing costs and music royalties. Segment operating expenses in local currency increased 5% in fiscal 2004 as compared to fiscal 2003; as a result of the strengthened New Zealand currency, this increase was 12% in Canadian dollars.

Outdoor Advertising

Our outdoor advertising segment consists of TEN Group's wholly-owned subsidiary, Eye Corp. Although Eye Corp.'s results are not consolidated into our financial statements, we analyze its results as part of our segment analysis. See note 23 to our audited consolidated financial statements.

Eye Corp. generates its revenue from the sale of out-of-home advertising. Eye Corp.'s advertising revenues are a function of overall outdoor advertising demand and rates. Eye Corp.'s advertising rates are primarily a function of the number and demographics of the audience for Eye Corp.'s displays. Segment revenues increased during fiscal 2004, reflecting the impact on airport terminal advertising sales of increased air travel as well as increased inventories and rates. The principal operating expenses in this segment are salaries, site rental costs and production expenses. Segment operating expenses decreased as a percentage of revenues to 81% in fiscal 2004 from 93% in fiscal 2003 as a result of a focus on cost containment.

Acquisitions and Divestitures

We have made a number of acquisitions and divestitures since the beginning of fiscal 2002 that affect the comparability of our results from period to period.

-     In October 2001, we disposed of CKVU, a television station in Vancouver.

- In September 2001, we gained effective control of the National Post and began consolidating its financial results (we acquired the remaining 50% not already owned in April 2002).

- In August 2002 and February 2003, we disposed of certain community newspapers.

-     In June 2004, we sold our 29.9% interest in Ulster Television.

- In July 2004, we completed the initial public offering and refinancing of our New Zealand operations, which reduced our ownership from 100% to 70%.

Foreign currency effects

Our Australia, New Zealand and Ireland operations expose our segment revenues and operating expenses to fluctuations between the Canadian dollar and the Australian dollar, New Zealand dollar and the Euro respectively. A decline in the value of the Canadian dollar against those currencies increases the Canadian dollar equivalent of the revenues and expenses we record in those currencies. An increase in the value of the Canadian dollar has the opposite effect.

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CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as the disclosure of contingent assets and liabilities. Management bases its estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We have identified below the critical accounting estimates that we believe require significant judgment in the preparation of our consolidated financial statements. We consider these accounting estimates to be critical because changes in the assumptions or estimates we have selected have the potential of materially impacting our financial statements. For a summary of all of our significant accounting policies, see note 1 to our audited consolidated financial statements.

Goodwill and Intangible Assets

We estimate the useful lives of intangible assets and the value of goodwill based on historical customer patterns, industry trends and existing competitive factors. Significant long-term changes in these factors could result in material impairment of the value and life of intangible assets and goodwill. As at August 31, 2004 we had $929 million of intangibles and $2,373 million of goodwill on our balance sheet.

In performing the annual impairment testing of goodwill and intangibles, management makes a number of assumptions and estimates in determining fair value. The fair value definition used is the amount at which an asset could be bought or sold in a current transaction between willing parties. Valuation techniques used for reporting units include either a market approach or a discounted cash flow ("DCF") approach. The market approach is used where comparable public market data is available, or we have bona fide offers for assets. The projections used in the DCFs represent management's best estimates of expected future operating results of the reporting units for the first three years and an extrapolation based on aggregate economic factors such as gross domestic product growth rates and inflation, for the final two years of the forecast period. Precedent transactions involving comparable companies and market statistics for comparable companies are used to select appropriate terminal value multiples. In addition, the expected risk-free and other rates of return, general economic conditions, historical and forecasted operating results, and valuations prepared by third parties are considered. The discount rates used are based on the weighted average costs of capital using the capital asset pricing model and adjusting for the size of the local reporting unit, local tax rates and risk profile. Had different assumptions or valuation techniques been used in performing the impairment testing at August 31, 2004, the carrying value of intangibles and goodwill might have been different.

The valuation of one of our reporting units with a goodwill balance of approximately $63 million was based on management's business plan that anticipates achieving certain levels of profitability over the next three years. Failure to achieve the targets established in its business plan may result in a goodwill impairment.

Income Taxes

We are subject to income taxes in Canada and numerous foreign jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Management uses judgment and estimates in determining the appropriate rates and amounts in recording future taxes, giving consideration to timing and probability. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax provision in the period in which such determination is made. Our income tax recovery was $10 million for the year ended August 31, 2004. Future tax assets were $119 million, while future tax liabilities were $260 million at August 31, 2004. See note 14 to our audited consolidated financial statements.

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Accounting for Pension and Other Benefit Plans

The cost of defined benefit pension and other retirement benefits earned by employees is calculated based on management's estimates of expected plan investment performance, salary escalation, retirement ages of employees, the discount rate used in measuring the liability and expected healthcare costs. For fiscal 2003 and 2004, based on experience and discussions with plan managers, management estimated the long-term rate of return on plan assets to be 6.75% to 7.25%. For the same periods, the discount rate used in measuring the liability was 6.5% to 6.75%. The discount rate was estimated by applying Canadian corporate AA zero coupon bonds to the expected future benefit payments under the plans. Management assumed that earnings would increase by 3.5% per year and that price inflation would be 2% per year. The defined benefit pension and other retirement benefit expense we recorded for the year ended August 31, 2004 was $26.7 million. Use of different assumptions would vary results.

Broadcast Rights

At August 31, 2004, we had $95 million in broadcast rights. Broadcast rights represent the right to air various forms of programming. Broadcast rights and the corresponding payable are recorded when the license period begins and the programs are available for air. Foreign programming is primarily acquired on a "pay for play" basis, and is immediately aired, while some foreign and most domestic programming may be carried in inventory and amortized over a series of plays. Management must use estimates and judgment in determining the useful lives and carrying values of broadcast rights. Estimates of useful life relates to the expected number of plays over which the cost of acquiring the rights are amortized, while estimates of value primarily relate to the time slots in which the programs will be aired. Inventories are reviewed regularly to ensure recoverability of the book value of broadcast rights.

CHANGES IN ACCOUNTING POLICIES

HEDGING RELATIONSHIPS

The Company adopted CICA Accounting Guideline 13, "Hedging Relationships" effective September 1, 2003. In accordance with the new policy, the Company's hedging relationships are documented and subject to effectiveness tests on a quarterly basis for reasonable assurance that they are and will continue to be effective. The adoption of this guideline had no impact on the financial statements.

STOCK OPTIONS

We adopted the fair value method of accounting for share based compensation recommended by the CICA in Section 3870, "Stock-based Compensation and Other Stock Based Payments", on a prospective basis for options granted subsequent to September 1, 2003. As a result of the adoption of this policy the fair value of stock options granted is charged to earnings over the vesting period of the options. In the year ended August 31, 2004 we recorded an expense of $1 million for options granted in fiscal 2004.

REPORTING CIRCULATION REVENUE GROSS VERSUS NET

During the year ended August 31, 2004 we retroactively adopted the provisions of the Emerging Issues Committee of the CICA (EIC-123), "Reporting Revenue Gross as a Principal versus net as an Agent", which was effective for our fiscal year commencing September 1, 2002. Under this provision, our circulation revenues are reported on a gross basis. Previously we reported circulation revenues net of certain of our distribution contract costs. As a result of this adoption we revised our results to increase sales and operating expenses by $46.0 million for the year ended August 31, 2004 ($44.2 million for the year ended August 31, 2003).

PROPOSED ACCOUNTING POLICIES

The Accounting Standards Board of the CICA issued AcG-15, Consolidation of Variable Interest Entities. We have determined that we are the primary beneficiary of TEN Group, a variable interest entity. Accordingly, we will consolidate the results of TEN Group in fiscal 2005. We currently use the equity method to account for our interest

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in TEN Group. Consolidation of TEN Group will have a significant impact on our revenues, expenses, assets and liabilities. There will be no impact on our shareholders' equity. Summarized results of TEN Group are included in note 3 of our consolidated financial statements for the years ended August 31, 2003 and 2004. We will adopt this standard on a retroactive basis effective September 1, 2004 with restatement of prior periods.

OPERATING RESULTS

INTRODUCTORY NOTE

- Segment operating profit. In the discussion that follows, we provide information concerning our segment operating profit. We calculate segment operating profit by determining segment operating income before amortization as defined below and adding back restructuring charges. See note 23 to our audited consolidated financial statements. Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations. In addition, we and our lenders and investors use segment operating profit to measure performance against our various leverage covenants.

- Operating income before amortization. We also discuss our consolidated operating income before amortization. Operating income before amortization is not a recognized measure of financial performance under Canadian generally accepted accounting principles (GAAP). Investors are cautioned that operating income before amortization should not be construed as an alternative to operating income or net earnings determined in accordance with GAAP as an indicator of our performance. Our method of calculating operating income before amortization may differ from other companies and, accordingly, operating income before amortization may not be comparable to measures used by other companies.

FISCAL 2004 COMPARED TO FISCAL 2003

Following is a table of segmented results for the year ended August 31, 2004 and August 31, 2003, including a reconciliation of segment operating profit to operating income:


                                                REVENUE             SEGMENT OPERATING PROFIT
                                         -----------------------    ------------------------
                                            2004         2003         2004            2003
                                            $000         $000         $000            $000
OPERATING SEGMENTS
Publishing and Online - Canada           1,193,627     1,208,180     267,343         258,496
                                         ---------     ---------    --------         -------
Television
Canada                                     690,302       730,407     147,430         216,346
Australia-Network TEN(1)                   409,204       336,362     145,328         106,975
New Zealand                                108,236        95,055      23,291          10,095
Ireland                                     34,152        32,490      10,591           9,729
                                         ---------     ---------    --------         -------
                                         1,241,894     1,194,314     326,640         343,145
Radio - New Zealand                         86,717        73,400      27,488          20,751
Outdoor-Australia(1)                        43,742        36,656       8,215           2,560
Corporate and other                              -             -     (27,110)        (23,213)
                                         ---------     ---------    --------         -------
Total operating segments                 2,565,980     2,512,550     602,576         601,739
Restructuring and film and television
  impairment expense(2)                          -             -      (2,445)        (23,305)
Elimination of equity accounted
  affiliates(1)                           (452,946)     (373,018)   (153,543)        (99,219)
                                         ---------     ---------    --------         -------

Total                                    2,113,034     2,139,532     446,588         479,215
                                         =========     =========    ========         =======

Operating income before amortization                                 446,588         479,215
Amortization                                                          93,714          95,275
                                                                    --------         -------
Operating income                                                     352,874         383,940
                                                                    ========         =======

(1) Represents the Company's proportionate interest in TEN Group and its wholly owned subsidiaries.

(2) For 2004, restructuring expenses relate to Canadian television operations. For 2003, it includes Network TEN film and television impairment charges of $10.3 million and Canadian media operations restructuring expenses of $13.0 million.

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The following discussion is based on the Company's consolidated results for the year ended August 31, 2004. Comparisons with the prior year's results are affected by corporate initiatives, including the divestiture of certain newspaper publishing properties, accordingly, the Company provides certain pro forma comparatives. Pro forma revenue, operating income before amortization and operating income for fiscal 2003 exclude the results of newspaper publishing assets sold in February 2003.


                                                                OPERATING
                                                              INCOME BEFORE   OPERATING
                                               REVENUE        AMORTIZATION     INCOME
For the year ended August 31, 2003              $000              $000          $000
As reported                                   2,139,532         479,215       383,940

Newspaper publishing properties sold            (39,956)        (10,105)       (9,612)

                                              ---------         -------       -------
Pro forma                                     2,099,576         469,110       374,328
                                              =========         =======       =======

CONSOLIDATED RESULTS

Revenues. Consolidated revenues declined by $26 million to $2,113 million during the year ended August 31, 2004. The decline resulted from the sale of publishing assets in February 2003; these assets accounted for $40 million of our consolidated revenues for fiscal 2003. The effect of the publishing asset sale was partially offset by a $13 million, or 1%, increase in revenues from our remaining assets. This increase was driven by significant increases in revenues from our international media operations and an improvement in our continuing operations in the publishing and online segment, which were partially offset by a decrease in revenues from our Canadian television segment.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased by $6 million for the year ended August 31, 2004 to $1,664 million. The assets sold to Osprey Media accounted for $30 million of our consolidated operating expenses during fiscal 2003. Consolidated operating expenses attributable to operations not sold increased $47 million, or 3%, from $1,617 million in fiscal 2003, as a result of significant programming expense increases for our Canadian television segment as well as general expense increases in other operating segments.

Restructuring charge. In fiscal 2004 we incurred $2 million in restructuring expenses related to Canadian television operations. In fiscal 2003, we undertook restructuring activities in our Canadian media operations that generated restructuring expenses of $13 million. The restructuring expense related to the following operating segments: Canadian television - $3 million, Canadian publishing and online - $9 million and corporate and other - $1 million.

Operating income before amortization. Consolidated operating income before amortization decreased by 7% in the year ended August 31, 2004 to $447 million from $479 million in fiscal 2003. Of the $33 million decline in consolidated operating income before amortization, $10 million was attributable to the sold publishing assets. The remainder of the decrease reflects lower segment operating profit in our Canadian television segment, which was partially offset by increases in our New Zealand and Australian television segments and our publishing and online segment.

Amortization. Amortization of intangibles was $18 million for both fiscal 2004 and 2003. Amortization of property, plant and equipment and was $71 million for both fiscal 2004 and fiscal 2003.

Operating income. Consolidated operating income was $353 million in the year ended August 31, 2004 compared to $384 million for fiscal 2003.

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Segment Results

Publishing and online

- Revenues. Segment revenues for the year ended August 31, 2004 were $1,194 million, a decrease of $15 million, or 1%, from the revenues recorded in the fiscal 2003. The decline reflects the publishing asset sale in February 2003; the divested assets accounted for $40 million of our publishing and online revenues during fiscal 2003. Our remaining publishing assets recorded an increase of $25 million, or 2%, compared to fiscal 2003. Excluding the impact of the publishing asset sales, advertising revenues were up approximately 2% overall with flat lineage and increased pricing. Lineage reflects strength in classified and retail partially offset by decreases in national account lineage most significantly in the automotive sector. The increase in rates reflects increases for national accounts; the rates achieved for retail decreased as a result of an increased use of inserts versus run of press. While circulation numbers were flat, circulation revenue increased marginally as a result of achieving an increase in revenue per copy.

- Operating expenses. Segment operating expenses (including selling, general and administrative expenses) for the year ended August 31, 2004 declined by $23 million compared to fiscal 2003. This decline reflects a $30 million decrease in operating expenses attributable to publishing assets sold, partially offset by a $6 million increase in operating expenses attributable to our continuing operations. The modest increase reflected normal salary escalations and increases in certain administrative costs including pension expense, partially offset by cost reductions attributable to the restructuring undertaken in the latter part of fiscal 2003. Newsprint expenses increased approximately 1%, reflecting an increase in the cost of newsprint partially offset by reduced consumption.

- Segment operating profit. Segment operating profit for the year ended August 31, 2004 increased by $9 million compared to the same period in the prior year. Excluding the impact of the publishing assets sold to Osprey Media, segment operating profit was $19 million, or 8%, higher than in fiscal 2003, driven primarily by the increase in revenues.

- Restructuring Expenses. $9 million were recorded in respect of this segment for the year ended August 31, 2003 consisting of employee severance costs. These charges are not reflected in segment operating profit.

Canadian television

- Revenues. Segment revenues for the year ended August 31, 2004 declined by 5%, or $40 million, to $690 million from $730 million recorded in fiscal 2003 as a result of a 7% decrease in airtime sales for the year ended August 31, 2004. The decrease in airtime sales primarily reflects an increasingly competitive market place, a decline in ratings and decreased advertising from certain sectors, particularly packaged goods and retail. Airtime revenue decreases were most significant in the first quarter of fiscal 2004 at an 11% decrease compared to the first quarter of fiscal 2003.

      This decrease was partially offset by an approximately $3 million increase in revenues from the sale of program rights resulting from an increase in television program production by Global Television. In addition, our seven digital specialty channels reported increases in both subscriber and advertising revenue. Overall, digital revenues increased by 22% to $10 million in the year ended August 31, 2004 compared to the same period in the previous year. There are now more than 3.4 million subscribers to our digital services, representing a 17% increase year to date in fiscal 2004. Our seventh channel, Cool TV was launched in the first quarter of fiscal 2004.

- Operating expenses. Segment operating expenses (including selling, general and administrative expenses) of $543 million were 6%, or $29 million, higher for the year ended August 31, 2004 than in the same period the prior year. This reflected increases in expenses due to the following:

      - program amortization, which comprises approximately 50% of segment operating expenses, increased by approximately $14 million, or 6%, for the year ended August 31, 2004 as compared to fiscal 2003, including charges related to the discontinuance of certain programming activities including the Mike Bullard Show as well as increased costs of new program offerings;

      - increased pension expense primarily as a result of an increase in the amortization of the actuarial loss in our defined benefit pension plans; and

      - increased levies for the Society of Composers, Authors and Music Publishers of Canada, or SOCAN, were introduced resulting in an expense increase of approximately $2 million for the year ended August 31, 2004, including approximately $1.5 million which related to retroactive assessment for prior fiscal years.

      These increases were partially offset by cost reductions achieved through savings as a result of operational restructuring activities which were undertaken in the last half of fiscal 2003.

- Segment operating profit. As a result of revenue decreases and expense increases, Canadian television segment operating profit for the year ended August 31, 2004 decreased 32% to $147 million compared to $216 million for fiscal 2003.

- Restructuring Expenses. Restructuring expenses of $2 million were recorded in respect of this segment for fiscal 2004 and $3 million were recorded in respect of this segment for fiscal 2003 consisting of employee severance costs. These charges are not reflected in segment operating profit.

Australian television

- Revenues. Segment revenues for the year ended August 31, 2004 increased by 22% to $409 million from $336 million for the same period in the prior year. In domestic currency, segment revenues increased 14% reflecting Network TEN's strong rating performance in a strong television advertising environment. The strength of the Australian currency contributed an additional 8% increase on translation to Canadian dollars.

- Operating expenses. Segment operating expenses for the year ended August 31, 2004 increased 15% to $264 million compared to $229 million for the same period in fiscal 2003. In domestic currency operating expenses increased 7% primarily as a result of increased programming expenses. The strength of the Australian currency added an additional 8% increase on translation to Canadian dollars.

- Segment operating profit. Segment operating profit increased by 36% to $145 million for the year ended August 31, 2004 compared to $107 million in the same period in fiscal 2003, as the increase in revenues more than offset the increase in operating expenses.

New Zealand television. Revenues for New Zealand's 3 and C4 television networks increased by 14% to $108 million for the year ended August 31, 2004 from $95 million the previous year. In local currency, revenues increased by 6% reflecting growth in New Zealand television advertising expenditures. C4 (formerly TV4) was re-launched in the period as New Zealand's first free-to-air music channel and is contributing to the increase in revenues. The stronger New Zealand currency contributed an additional 8% increase. In local currency, operating expenses for New Zealand's 3 and C4 television networks decreased by 6% primarily as a result of reduced programming costs partially due to the increased purchasing power of the New Zealand dollar. In addition, in fiscal 2003 programming expense was higher as a result of the write-down of inventory in anticipation of the C4 format change. On translation to Canadian dollars, operating expenses for New Zealand's 3 and C4 television networks were flat as compared to fiscal 2003, as a result of the strengthened New Zealand currency. New Zealand's 3 and C4 produced segment operating profit of $23 million, a $13 million increase from $10 million recorded in the year ended August 31, 2003.

Irish television. Our 45% share of revenues at TV3 in the Republic of Ireland increased by 5% to $34 million for the year ended August 31, 2004 from $32 million in fiscal 2003. As a result of increased revenues, our share of TV3's segment operating profit increased by 9% to $11 million from $10 million recorded in fiscal 2003.

New Zealand radio. CanWest RadioWorks in New Zealand continued its steady performance, increasing revenues and segment operating profit for the year ended August 31, 2004. Revenues grew by 18% to $87 million from $73 million in the same period in the previous year. Revenues in domestic currency grew by 10%, with an additional 8% increase as a result of translation to Canadian currency. The revenue increase was driven principally by growth in radio advertising expenditures in New Zealand. As a result of growth in revenue and a strengthening New Zealand currency, RadioWorks' segment operating profit grew by 32% to $27 million from $21 million in fiscal 2003.

Outdoor advertising. Segment revenues increased by $7 million, or 19%, to $44 million from $37 million for fiscal 2003. This increase reflected 11% growth in revenue in domestic currency with a further 8% increase as a result of currency translation. Segment operating profit increased by $6 million, or 221%, to $8 million, as compared to the year ended August 31, 2003.

Corporate and other. Segment expenses increased from $23 million in fiscal 2003 to $27 million fiscal 2004. Restructuring expenses of $1 million were incurred in respect of this segment in the year ended August 31, 2003 consisting of employee severance costs.

Interest Income and Expense

Interest expense was $311 million for the year ended August 31, 2004, compared to $353 million in the same period in the previous year, reflecting a reduced level of debt as well as reduced interest rates achieved through refinancing of debt. Debt at August 31, 2004 was $2,872 million, $358 million less than the debt outstanding at August 31, 2003 of $3,230 million. We refinanced our senior secured debt in August 2003 and in June 2004 resulting in annual interest savings of approximately $8 million and approximately $4.5 million, respectively.

In the year ended August 31, 2004, we recorded a $111 million loss equivalent to the change in fair value of interest rate and foreign currency and interest rate swaps which have not been settled and which relate to debt that has been retired. This compared to a loss of $23 million for the same period of fiscal 2003.

We recorded interest income of $9 million for the year ended August 31, 2004 primarily related to interest received on an income tax refund related to an income tax issue which was resolved in the first quarter, interest received on Network TEN distributions and interest on the National Post settlement.

Foreign Exchange Gains

We recorded net foreign exchange gains of $45 million in the year ended August 31, 2004. Approximately $36 million of this gain related to a gain on early retirement of $US denominated debt in August 2004. In addition, we recorded translation gains on U.S. dollar denominated debt which has not been hedged and distributions receivable from Network TEN. This compared to a $4 million foreign exchange gain recorded in the previous year.

Investments

For the year ended August 31, 2004 we recorded investment income of $111 million, compared to investment income of $9 million in fiscal 2003. In fiscal 2004, we recorded a gain on the sale of our interest in UTV of $52 million, a gain of $66 million related to the New Zealand IPO, a dilution gain of $2 million as a result of Network TEN issuing shares pursuant to the exercise of certain executive stock options which effectively diluted our economic interest to 56.6%. These gains were partially offset by the write-down of financing and other deferred costs of $8 million. For the year ended August 31, 2003, we recorded a gain of $21 million on the sale of community newspapers and a dilution gain of $2 million related to Network TEN offset by a loss of $11 million on the sale of our shares in SBS Broadcasting and the write-down of deferred costs of $3 million. Dividend income of $4 million received from UTV in fiscal 2004 was 6% higher than in fiscal 2003. In June 2004, we sold our interest in UTV.

Income Taxes

The recovery of income taxes was $10 million for the year ended August 31, 2004, compared to a provision of $3 million for the year ended August 31, 2003. The negative effective tax rate of 11% in the year ended August 31, 2004 differed from our statutory rate of 35% as a result of the non-taxable portion of capital gains, the impact of international tax rates which are below Canadian rates and a $20 million credit from the resolution of tax issues offset by the effect of increases in future tax rates which caused a net increase in future tax liabilities and resulted in a $9 million income tax expense.

Equity Interest in Network TEN

Our equity interest in earnings of Network TEN was $100 million for the year ended August 31, 2004 compared to $101 million in the same period in fiscal 2003 as a result of the strong performance of Network TEN as well as the strong Australian currency, as described above. Network TEN results are discussed in more detail later in this report.

Currency Translation

We recorded net losses of $7 million related to the realization of currency translation gains related to Network TEN distributions, currency translation losses related to the repayment of inter-company loans by our New Zealand operations and the divestiture of 30% of our interest in New Zealand. This compared to a $1 million gain in the year ended August 31, 2003.

Net earnings from continuing operations

Net earnings from continuing operations for the year ended August 31, 2004 were $194 million, or $1.10 per share, compared to net earnings of $115 million, or $0.60 per share, for the year ended August 31, 2003.

Discontinued operations

The Company has commenced a process to sell all of Fireworks Entertainment's production and distribution operations, resulting in the classification of these operating results as a loss from discontinued operations and its assets and liabilities as assets and liabilities of discontinued operations. These operations were previously classified in the Canadian Entertainment segment. Impairment charges of $211 million including goodwill impairment of $31 million were recorded to adjust the assets to their fair values based upon recent estimates less cost to dispose. Net loss from discontinued operations was $208 million for the year ended August 31, 2004 compared to $69 million for the same operations for the year ended August 31, 2003. The Company expects to complete the sale of these operations within the next six months.

Net Earnings (Loss)

Net loss for the year ended August 31, 2004 including the loss from discontinued operations was $13 million or $0.08 per share compared to net earnings of $46 million or $0.22 per share for the year ended August 31, 2003.

FISCAL 2003 COMPARED TO FISCAL 2002

Following is a table of segmented results for the year ended August 31, 2003 and August 31, 2002, including a reconciliation of segment operating profit to operating income:

                                                 REVENUE             SEGMENT OPERATING PROFIT
                                         ------------------------    ------------------------
                                            2003         2002         2003              2002
                                            $000         $000         $000              $000
OPERATING SEGMENTS

Publishing and Online - Canada           1,208,180     1,320,262     258,496           285,027
                                         ---------     ---------     -------           -------
Television
  Canada                                   730,407       691,888     216,346           190,752
  Australia-Network TEN(1)                 336,362       281,427     106,975            81,782
  New Zealand                               95,055        69,079      10,095            (1,938)
  Ireland                                   32,490        28,317       9,729             7,654
                                         ---------     ---------     -------           -------
                                         1,194,314     1,070,711     343,145           278,250
Radio - New Zealand                         73,400        60,724      20,751            16,361
Outdoor-Australia(1)                        36,656        38,074       2,560               874
Corporate and other                              -             -     (23,213)          (26,807)
                                         ---------     ---------     -------           -------
Total operating segments                 2,512,550     2,489,771     601,739           553,705
Restructuring and film and television
  impairment expense(2)                          -             -     (23,305)                -
Elimination of equity accounted
  affiliates(1)                           (373,018)     (319,500)    (99,219)          (82,656)
                                         ---------     ---------     -------           -------

Total                                    2,139,532     2,170,271     479,215           471,049
                                         =========     =========     =======           =======

Operating income before amortization                                 479,215           471,049
Amortization                                                          95,275            98,319
                                                                     -------           -------
Operating income                                                     383,940           372,730
                                                                     =======           =======

(1) Represents the Company's proportionate interest in TEN Group and its wholly owned subsidiaries.

(2) Includes Network TEN film and television impairment charges of $10.3 million and Canadian media operations restructuring charges of $13.0 million.

Effect of divestitures

The following discussion is based on the Company's consolidated results for the year ended August 31, 2003. Comparisons with the prior year's results are affected by corporate initiatives, including the divestiture of certain newspaper publishing properties, and accordingly, the Company provides certain pro forma comparatives. Pro forma revenue, EBITDA and operating income for fiscal 2002 exclude the results of the newspaper publishing interests sold to GTC in August 2002 and exclude the results of the newspaper properties sold to Osprey Media in February 2003 for the period from February 16, 2002 to August 31, 2002

                                                                OPERATING
                                                              INCOME BEFORE     OPERATING
                                                REVENUE       AMORTIZATION        INCOME
For the year ended August 31, 2002                $000           $000              $000
As reported                                     2,170,271       471,049           372,730

Newspaper publishing properties sold             (141,807)      (42,721)          (39,167)
                                                ---------       -------           -------

Pro forma                                       2,028,464       428,328           333,563
                                                =========       =======           =======

CONSOLIDATED RESULTS

Revenues. We reported consolidated revenues of $2,140 million for the year ended August 31, 2003, a decrease of $31 million from the prior year. The decrease resulted from the sale of publishing assets. Excluding the impact of sold publishings, revenues increased by $111 million. Revenues for 2003 reflected strong results in our Canadian television and publishing operations and our New Zealand broadcasting operations.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization and restructuring expenses decreased $52 million to $1,647 million reflecting the publishing asset sales. Excluding the sold publishing assets, operating expenses increased $47 million, or 3%, from $1,600 million in the previous year, reflecting expense increases in our publishing and online operations.

Restructuring charge. We recorded a restructuring charge of $13 million related to employee severance expenses associated with the restructuring of our Canadian media operations in fiscal 2003. The restructuring charge affected the following operating segments: Canadian television - $3 million, Canadian publishing and online - $9 million and corporate and other - $1 million.

Operating income before amortization. Consolidated operating income before amortization increased by 2% to $479 million in fiscal 2003 from $471 million in fiscal 2002. Excluding the impact of the sold publishing assets, operating income before amortization increased by 12%. Substantial increases at broadcast operations in Canada, New Zealand, and Ireland as well as in publishing and online operations were partially offset by restructuring expenses.

Amortization. Amortization of intangibles was $18 million in both 2003 and 2002. Amortization of property and equipment decreased to $71 million in fiscal 2003 from $74 million in the previous year, reflecting the sale of the publishing assets.

Operating income. Operating income increased from $373 million in fiscal 2002 to $384 million in fiscal 2003.

SEGMENT RESULTS

Canadian publishing and online.

- Revenues. Segment revenues for fiscal 2003 declined from $1,320 million in fiscal 2002 to $1,208 million in fiscal 2003. The decline primarily reflects the sale of publishing assets. Excluding the revenues of the sold papers, revenues increased by 3%. Newspaper advertising was bolstered by robust activity in the automotive and technology sectors through the second half of the fiscal year. Advertising and circulation comprised 76% and 21%, respectively, of our newspaper revenues for fiscal 2003, consistent with the prior year.

- Operating expenses. Segment operating expenses (including selling, general and administrative expenses) declined from $1,035 million in fiscal 2002 to $950 million in fiscal 2003, reflecting the sale of publishing assets. Excluding expenses attributable to the sold publishing assets, segment operating expenses increased by 1%. This reflects normal cost escalations, particularly payroll and moderate increases in the price of newsprint.

- Segment operating profit. Segment operating profit declined from $285 million in fiscal 2002 to $258 million in fiscal 2003, reflecting the sale of publishing assets. Excluding the results of the sold newspapers, segment operating profit increased by 7%. Our online operations achieved a significant improvement in fiscal 2003 and for the first time recorded positive operating profit of just under $1 million, compared to losses of $4.5 million the previous year. The online properties are now more closely aligned with other media properties and are contributing to overall profitability.

- Restructuring Expenses. Restructuring expenses of $9 million were incurred in respect of this segment in fiscal 2003 related to the restructuring of our Canadian media operations. This charge consists of $9 million in employee severance costs. These charges are not reflected in segment operating profit.

Canadian television

- Revenues. Segment revenues were up by 6% to $730 million from $692 million recorded in the previous year, reflecting in part, the strength of the Canadian television advertising market. Revenues at conventional television operations and at Global Prime increased by 5% in fiscal 2003 compared to fiscal 2002. Our six digital specialty channels saw revenues double to $9 million in fiscal 2003, their second full year of operation. Our portfolio of digital channels continue to perform well relative to their peers, steadily gaining subscribers. Subsequent to year-end we launched a seventh channel, CoolTV.

- Operating expenses. Segment operating expenses (including selling, general and administrative expenses) increased by 3% to $514 million in fiscal 2003, compared to $501 million in fiscal 2002. The increase primarily reflects nominal inflationary increases and costs related to the start up of Cool FM. Programming expenses were consistent with the previous year.

- Segment operating profit. As a result of revenue increases and expense control, our Canadian television segment operating profit increased 13% to $216 million in fiscal 2003.

- Restructuring expenses. Restructuring expenses of $3 million were incurred in respect of this segment in fiscal 2003 consisting of employee severance costs related to the restructuring of our Canadian media operations. These charges are not reflected in segment operating profit.

Australian television. Segment operating revenues increased by $55 million to $336 million in fiscal 2003, reflecting significant ratings gains for Network TEN's prime time schedule in its target demographic of 16 to 39 year olds and significant ratings gains related to Network TEN's acquisition of key sports properties. Segment operating expenses increased by $30 million, primarily reflecting higher programming expenses for sports and other programming. Segment operating profit increased by $25 million, or 31%, to $107 million, as the revenue gains more than offset the increase in operating expenses. Results from Australia were converted at an average exchange rate of .8893, an increase of 7% over the prior year rate of exchange.

New Zealand television. Revenues from television broadcast operations for New Zealand's 3 and TV4 television networks increased by 38% to $95 million for fiscal 2003 from $69 million the previous year. In local currency, revenues increased by 22% compared to fiscal 2002. Segment operating profit also improved, to $10 million for fiscal 2003 compared to a loss of $2 million in fiscal 2002. Results from New Zealand were translated at an average exchange rate of 0.7957, an increase of 15% over the prior year's rate of exchange. A combination of factors contributed to the improved results, including higher ratings, improved advertising market conditions, and higher prices for advertising. A stronger New Zealand dollar also helped to reduce the cost of imported programming. In October 2003, TV4 was relaunched as C4 with a youth music format.

Irish television. Our 45% share of revenues at TV3 in the Republic of Ireland increased 15% to $32 million in fiscal 2003 from $28 million the previous year. Our share of TV3's segment operating profit was $10 million, up from $8 million the previous year.

New Zealand radio. RadioWorks continued its steady performance, increasing revenues and segment operating profit. Revenue grew by 21% to $73 million in fiscal 2003 from $61 million the previous year. Segment operating profit grew by 27% to $21 million in fiscal 2003 from $16 million in the previous year.

Outdoor. Segment operating profit improved to $3 million in fiscal 2003 from $1 million in fiscal 2002, primarily reflecting lower operating expenses.

Corporate and other. Corporate and other segment expenses decreased by 13% to $23 million in fiscal 2003 from $27 million in fiscal 2002. In addition, restructuring expenses of $1 million were incurred in fiscal 2003 in respect of this segment consisting of employee severance costs.

Financing Costs

Financing costs, including amortization of deferred financing costs, were $361 million for fiscal 2003, compared to $361 million in the previous year.

Investment Gain (Loss)

In fiscal 2003, we had investment gains of $9 million, primarily as a result of the gain on the sale of community newspapers of $21 million offset by the loss on the sale of our common share holdings in SBS Broadcasting S.A. of $11 million. We recorded a $23 million loss equivalent to the fair value of interest rate swaps related to debt that was repaid during fiscal 2003. Dividend income of $4 million from UTV was consistent with fiscal 2002.

Income Taxes

The provision for income taxes was $3 million in fiscal 2003, compared to $6 million in fiscal 2002.

Interest in Earnings of Network TEN

Our interest in earnings of Network TEN was $101 million in fiscal 2003 compared to a loss of $12 million in fiscal 2002. Network TEN's operating income before amortization increased to $173 million for fiscal 2003 compared to $144 million for fiscal 2002. In fiscal 2003, Network TEN recorded a charge of $18 million related to program inventory write-downs, and a recovery of future taxes of $56 million primarily as a result of new tax consolidation legislation in Australia. In fiscal 2002, Network TEN recorded an investment write-down of $17 million, a charge for Eye Corp. goodwill impairment of $56 million and a charge related to the resolution of a taxation issue of $30 million. For fiscal 2003, results from Network TEN were translated at an average exchange rate which is 7% higher than the average rate of translation used in fiscal 2002.

Net earnings from continuing operations

Net earnings from continuing operations for the year ended August 31, 2003 were $115 million, or $0.60 per share, compared to net earnings from continuing operations of $31 million, or $0.17 per share, for the year ended August 31, 2002.

Discontinued operations

In fiscal 2004, we commenced a process to sell all of our Fireworks Entertainment production and distribution operations. As a result, we have classified these operating results as losses from discontinued operations and the related assets and liabilities as assets and liabilities of discontinued operations with restatement of prior periods. These operations were previously classified in the Canadian Entertainment segment. Net loss from discontinued operations was $69 million for the year ended August 31, 2003 compared to $18 million for the same operations for the year ended August 31, 2002.

Net Earnings

Net loss for the year ended August 31, 2003 including the loss from discontinued operations was $46 million or $0.22 per share compared to net earnings of $13 million or $0.07 per share for the year ended August 31, 2002.

CONSOLIDATED QUARTERLY FINANCIAL RESULTS

FOR THE THREE MONTH PERIODS ENDED (IN THOUSANDS OF DOLLARS, EXCEPT AS NOTED)

2004

                                                              31-AUG      31-MAY        28-FEB        30-NOV
Revenue                                                       469,607     564,599       499,709       567,950
Operating profit before amortization                           58,316     143,139        91,451       153,682
Amortization of intangibles                                     4,375       4,375         4,375         4,375
Amortization of property, plant,
   and equipment and other                                     16,191      20,645        19,671        19,707
Interest in earnings (loss) of TEN                             22,724      20,573        17,699        38,893
Net earnings (loss) from continuing operations                 59,767      52,475        (1,535)       83,592
Net earnings (loss)                                            61,966      54,337      (211,277)       81,496

Cash flow from continuing operating activities                149,731      21,103       174,265       (33,345)

Cash flow from operating activities                           151,989      45,062       165,366       (34,672)

Net earnings (loss) from continuing operations per share
  Basic                                                      $   0.34    $   0.30     $   (0.01)    $    0.47
  Diluted                                                    $   0.34    $   0.30     $   (0.01)    $    0.47

Net earnings (loss) per share
  Basic                                                      $   0.35    $   0.31     $   (1.19)    $    0.46
  Diluted                                                    $   0.35    $   0.31     $   (1.19)    $    0.46

2003

                                                              31-AUG      31-MAY        28-FEB        30-NOV
Revenue                                                       464,378     558,497       507,948       597,606
Operating profit before amortization                           66,323     141,534        96,920       174,888
Amortization of intangibles                                     4,375       4,375         4,375         4,375
Amortization of property, plant,
   and equipment and other                                     17,839      18,698        20,771        20,467
Interest in earnings (loss) of TEN                             52,250      12,428        10,884        25,777
Net earnings from continuing operations                         8,040      26,059        12,810        67,889
Net earnings (loss)                                           (44,712)     12,484         9,881        68,435

Cash flow from continuing operating activities                 99,388      49,447       179,160       (40,087)

Cash flow from operating activities                            96,052      64,338       171,359      (100,959)

Net earnings from continuing operations per share
  Basic                                                      $   0.05    $   0.15     $    0.03     $    0.38
  Diluted                                                    $   0.05    $   0.15     $    0.03     $    0.36

Net earnings (loss) per share
  Basic                                                      $  (0.25)   $   0.07     $    0.01     $    0.39
  Diluted                                                    $  (0.25)   $   0.07     $    0.01     $    0.36

Effect of divestitures

Quarterly results for the two years ended August 31, 2004 were affected by the sale of community newspapers in February 2003.

Seasonality

The Company's advertising revenues are seasonal. Revenues are highest in the first and third quarters, while expenses are relatively constant throughout the year.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED AUGUST 31, 2004

Following is a table of segmented results for the three months ended August 31, 2004 and August 31, 2003, including a reconciliation of segment operating profit to operating income:

                                                      REVENUE           SEGMENT OPERATING PROFIT
                                                ---------------------   ------------------------
                                                  2004        2003        2004           2003
                                                  $000        $000        $000           $000
OPERATING SEGMENTS

Publishing and Online - Canada                   280,807     276,290     53,348         51,986
                                                 -------     -------    -------        -------
Television
   Canada                                        130,590     136,946        (20)         9,513
   Australia - Network TEN(1)                     99,284      90,366     33,054         29,511
   New Zealand                                    29,682      26,426      5,630          3,032
   Ireland                                         7,110       5,970      1,712          1,078
                                                 -------     -------    -------        -------
Total Television                                 266,666     259,708     40,376         43,134

Radio - New Zealand                               21,418      18,746      6,544          5,583
Outdoor - Australia(1)                            11,301       8,715      2,330            454
Corporate and other                                    -           -     (6,453)        (6,016)
                                                 -------     -------    -------        -------
Total operating segments                         580,192     563,459     96,145         95,141
Restructuring expenses                                 -           -     (2,445)        (9,169)
Elimination of equity accounted affiliates(1)   (110,585)    (99,081)   (35,384)       (19,649)
                                                 -------     -------    -------        -------

Total                                            469,607     464,378     58,316         66,323
                                                 =======     =======    =======        =======

Operating income before amortization                                     58,316         66,323
Amortization expense                                                    (20,566)       (22,214)
                                                                        -------        -------
Operating income                                                         37,750         44,109
                                                                        =======        =======

(1) Represents the Company's 56.6% proportionate interest in Network TEN and its wholly owned subsidiaries.

CONSOLIDATED RESULTS

Revenues. Consolidated revenues increased by $5 million or 1% to $470 million for the three months ended August 31, 2004 from the consolidated revenues reported for the same period in fiscal 2003. Revenues for the fourth quarter reflected solid increases in revenues from international media operations, a 2% increase in Canadian Publishing and Online revenues offset by a 5% decrease in Canadian television revenues.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased $10 million or 2% to $409 million. This increase reflects moderate expense increases in all operations.

Restructuring expense. We recorded a restructuring expense of $2 million in the three months ended August 31, 2004 related to restructuring of our Canadian television operations.

Operating income before amortization. Consolidated operating income before amortization decreased by 12% to $58 million from $66 million for the same period last year. The decrease in operating income before amortization reflected significant declines in operating income before amortization in Canadian Television, partially offset by increases at broadcast operations in New Zealand and in Publishing and Online operations, as well as the effect of the $2 million restructuring expense recorded in the three months ended August 31, 2004.

SEGMENTED RESULTS

Publishing and Online

- Revenue. Publishing and Online revenues for the fourth quarter of fiscal 2004 were $281 million compared to revenues of $276 million in same period the previous year. Advertising revenues increased by 1% for the fourth quarter, reflecting small decreases in volumes offset by higher rates. While circulation numbers were marginally down, circulation revenue increased as a result of increased revenue per copy. Circulation comprised approximately 21% of total revenues for the newspaper group for the fourth quarter, consistent with the same period for the prior year.

- Operating expenses. Compared to the same period last year, operating expenses (including selling, general and administrative expenses) of our Publishing and Online operations increased by $3 million, or 1%, to $227 million from $224 million. This reflected cost reductions resulting from restructuring activities undertaken in the latter part of fiscal 2003, partially offset by normal salary escalations, and increases in certain administrative costs. Newsprint expenditures were 1% less in the three months ended August 31, 2004 than in the same period the prior year, reflecting a marginal increase in the cost of newsprint offset by reduced consumption.

- Segment operating profit. As a result of increased revenues and cost containment, our Publishing and Online operations achieved an increase of $1 million, or 3%, in segment operating profit to $53 million for the three months ended August 31, 2004 compared to $52 million for the same period last year.

Canadian Television

- Revenues. In total, revenues from our Canadian Television operating segment of $131 million were $6 million or 5% lower than the $137 million recorded in the same period in fiscal 2003. This reflected a 7% decrease in advertising revenues partially offset by increases in subscription revenues from our specialty television operations.

      CanWest's conventional television revenues for the fourth quarter were 5% below the prior year as a result of reduced advertising sales. This represented an improvement over the results in the first half of the year, where revenues were 9% lower than in the first six months of fiscal 2003.

      Revenues from the Company's seven digital specialty channels increased by 33% to $2 million in the fourth quarter compared to the same period in the previous year.

- Operating expenses. Operating expenses (including selling, general and administrative expenses) of $131 million at Canadian Television operations were $3 million, or 2%, higher than in the same period the prior year. Expenses related to the digital specialty channels increased by $2 million primarily as a result of the launch of Cool TV in the first quarter of 2004.

- Segment operating profit. Canadian television segment operating profit decreased to a break even for the fourth quarter of fiscal 2004 compared to $10 million in the fourth quarter of fiscal 2003.

- Restructuring expenses Restructuring expenses of $2 million were recorded for this segment for the three months ended August 31, 2004 related to the centralization of master control and traffic operations. These charges are not reflected in segment operating profit.

Australian Television

- Revenues. Segment revenues increased by 10% to $99 million for the three months ended August 31, 2004, from $90 million during the same period in the prior year. In domestic currency, revenues increased 6%, reflecting TEN's strong rating performance in a continuing strong television advertising environment. The strength of the Australian currency contributed an additional 4% on translation to Canadian dollars.

- Operating expenses. Segment operating expenses increased 9% to $66 million for the three months ended August 31, 2004 compared to $61 million for the same period in fiscal 2003, reflecting a strengthening Australian currency as well as increased programming costs.

- Segment operating profit. Segment operating profit increased by 12% to $33 million for the fourth quarter of 2004, compared to $30 million in the same period in fiscal 2003.

New Zealand television. Revenues from television broadcast operations for New Zealand's 3 and C4 television networks increased by 12% to $30 million for the fourth quarter of fiscal 2004 from $26 million for the same period in fiscal 2003. In local currency, revenues increased by 5%, reflecting growth in the advertising market. C4 was re-launched in the first quarter of fiscal 2004 as New Zealand's first free-to-air music channel and is contributing increased revenues. The strengthening New Zealand currency contributed an additional 7% on translation to Canadian dollars. Operating expenses increased by 3% to $24 million, primarily as a result of the 7% increase on translation of New Zealand dollars to Canadian dollars partially offset by reduced programming expenses. New Zealand 3 and C4 produced segment operating profit of $6 million, a $3 million increase from the results recorded in the fourth quarter of 2003.

Irish television. Our 45% share of revenues at TV3 in the Republic of Ireland increased by 19% to $7 million in the fourth quarter of fiscal 2004 compared to the fourth quarter of fiscal 2003. Our share of TV3's segment operating profit increased by $1 million to $2 million as compared to the same period in fiscal 2003.

New Zealand radio. CanWest RadioWorks continued its steady performance, increasing revenues and segment operating profit for the three months ended August 31, 2004. Revenue grew by 14% to $21 million from $19 million during the fourth quarter of the previous year, reflecting a 7% increase in revenue in domestic currency and an additional 7% increase as a result of currency translation. Segment operating profit grew by 17% to $7 million for the three months ended August 31, 2004 from $6 million for the same period the previous year.

Outdoor advertising. Segment revenues increased by $3 million, or 30%, to $11 million for the three months ended August 31, 2004 from $9 million for the fourth quarter in fiscal 2003. This increase reflected 26% growth in revenue in domestic currency with a further 4% increase as a result of currency translation. Our segment operating profit from TEN's Outdoor Advertising operations increased by $2 million to $2 million as compared to the fourth quarter in fiscal 2003.

Amortization

Amortization of intangibles was $4 million in the third quarter of both fiscal 2004 and 2003. Amortization of property and equipment decreased to $15 million from $16 million for the fourth quarter of fiscal 2004 compared to the fourth quarter of fiscal 2003.

Financing Costs

Interest expense was $73 million for the three months ended August 31, 2004 compared to $84 million in the previous year, reflecting a reduced level of debt as well as reduced interest rates achieved through our refinancing activities in fiscal 2003 and fiscal 2004.

Interest Rate and Foreign Currency Swap Loss

For the three months ended August 31, 2004, we recorded at $101 million loss equivalent to the change in fair value of interest rate and foreign currency and interest rate swaps on debt that has been retired. This compared to a loss of $9 million for the fourth quarter of fiscal 2003.

Foreign Exchange Gains

We recorded net foreign exchange gains of $41 million in the three months ended August 31, 2004 compared to $5 million for the same period in fiscal 2003. $36 million of this gain arose on the extinguishment of US dollar debt.

Investment Income

For the three months ended August 31, 2004, we recorded investment income of $113 million, compared to a loss of $11 million for the same period the previous year. The gain in 2004 was primarily related to a gain on sale of UTV shares of $52 million, a gain of $66 million related to our New Zealand IPO partially offset by the writedown of deferred financing costs of $5 million.

Income Taxes

Our income tax recovery was $23 million for the three months ended August 31, 2004, compared to a recovery of $13 million in the same period of fiscal 2003. The negative effective tax rate of 116% was below the Company's statutory rate of 35% as a result of the effect of non taxable capital gains, utilization of losses for which tax recoveries were not recorded and the impact of international tax rates which were lower than Canadian rates.

Currency Translation Adjustments

We recorded losses of $5 million primarily associated with the realization of currency translation adjustments related to the repayment of inter-company loans by our New Zealand operations. This compared to a gain on realization of currency translation adjustments of $0.2 million in the fourth quarter of fiscal 2003.

Interest in Earnings of Network TEN

Our equity interest in earnings of Network TEN was $23 million for the fourth quarter of fiscal 2004 compared to $52 million in fiscal 2003 as a result of the strong performance of Network TEN, as well as the strong Australian currency performance, as described above.

Net Earnings from Continuing Operations

Our net earnings from continuing operations for the three months ended August 31, 2004 were $60 million, or $0.34 per share, compared to net earnings of $8 million, or $0.05 per share, for the three months ended August 31, 2003.

Discontinued Operations

We have commenced a process to sell all of our Fireworks Entertainment production and distribution operations, resulting in the classification of these operating results as earnings (loss) from discontinued operations and its assets and liabilities as assets and liabilities of discontinued operations. These operations were previously classified in the Canadian Entertainment segment. Net earnings from discontinued operations were $2 million for the three months ended August 31, 2004 compared to a loss of $53 million for the same operations for the three months ended August 31, 2003. We expect to complete the sale of these operations within the next six months.

Net Earnings

Our net earnings for the three months ended August 31, 2004 including the earnings from discontinued operations were $62 million or $0.35 per share compared to a net loss of $45 million or $0.25 per share for the fourth quarter of fiscal 2003.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

Our principal uses of funds are for capital expenditures and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short-term and long-term debt. We believe these sources of funds, together with our cash on hand, will continue to be adequate to meet our currently anticipated capital requirements.

We also review acquisition and investment opportunities in the course of our business and will, if a suitable opportunity arises and is permitted by the terms of our debt instruments, make selected acquisitions and investments to implement our business strategy. We expect that the funding for any such acquisitions or investments would come from working capital, borrowing under our credit facility or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these methods. Similarly, from time to time, we review opportunities to dispose of non-core assets, and may, if a suitable opportunity arises, sell certain non-core assets.

For fiscal 2005, our major non-operating cash requirements include expected capital expenditures of approximately $90 million, swap recouponing payments as discussed below in swap transactions, and repayment of $10 million in principal payments on long-term debt due in 2004 and 2005, assuming we refinance $22 million in TV3 Ireland debt at its maturity in December 2004. We expect to meet our cash needs for fiscal 2005 primarily through a combination of operating cash flow and cash on hand.

SOURCES OF FUNDS

Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At August 31, 2004, we had cash on hand of $81 million. We generated cash flows from operating activities of $328 million in fiscal 2004 and $231 million in fiscal 2003. This amount includes cash distributions from Network TEN of $105 million in fiscal 2004 and $33 million in the fiscal 2003. As a result of dividends declared by Network TEN in June 2004 we are entitled to receive $37 million in December 2004. In addition we expect to receive additional distributions from Network TEN in December 2004 and July 2005.

In addition to the above sources of liquidity, we had unused borrowing capacity under our revolving credit facility of $413 million at August 31, 2004.

Investing activities

In fiscal 2004, we received proceeds of $144 million on the sale of our shares in UTV. In addition we received net proceeds of $83 million from the New Zealand IPO and we received $168 million through new financing in New Zealand. Proceeds from the sales and refinancing in New Zealand, in total amounting to $395 million were applied to our Senior Credit facility. Repayments of an additional $235 million were made from our operating cash flow.

USES OF FUNDS

Capital Expenditures

In fiscal 2004, our capital expenditures amounted to $53 million. We also invested $6 million in the acquisition of new FM radio frequencies related to our New Zealand radio operations. In fiscal 2005, we expect to increase our capital expenditure budget to approximately $90 million. This amount includes an $18 million investment in a new broadcast traffic and sales management system, $8 million for a new classified system to support our Canadian publishing operations, and approximately $9 million to support the growth of our online operations as well as expenditures for regular replacement.

Swap transactions

Under our credit facility, we are required to maintain the fair value of our foreign currency and interest rate swaps above a prescribed minimum liability ($500 million at August 31, 2004, subsequent to year end this increased to $600 million). In addition, there are prescribed minimums with individual counterparties. Under these agreements, which have two-way recouponing provisions, we were required to make net recouponing payments of $28 million in the year ended August 31, 2004. Subsequent to year end, we were required to make further recouponing payments of $137 million. Further strengthening of the Canadian currency and/or declining interest rates may result in further prepayment requirements.

DEBT

General

At August 31, 2004, we had total outstanding debt of $2,872 million, including junior subordinated notes payable of $881 million. For additional information concerning our indebtedness see note 9 to our audited consolidated financial statements for the year ended August 31, 2004.

Credit Facility

Total credit available under our senior secured credit facility was $1,078 million as of August 31, 2004, of which we had drawn $665 million. The facility includes revolving and non-revolving tranches with terms ranging from two and a half to five years. The credit facility is collateralized by substantially all of our assets.

Total leverage as calculated under our credit facility was 3.61 times cash flow for debt covenant purposes for the twelve months ended August 31, 2004, compared to a covenant of 6.0 times. The total debt covenant will remain at 6.0 times until it decreases to 5.75 times for May 31, 2006 and 5.50 times for February 28, 2007.

Refinancing of Junior Subordinated Notes

In November 2004, we successfully completed the refinancing of our Junior Subordinated notes. These notes were issued to Hollinger as consideration for the purchase of our publishing operations in November 2000. Interest obligations under these notes to November 2005 were payable via the issuance of additional notes. The $903 million (including accrued interest to November 18, 2004) 12 1/8% notes due November 2000 were effectively settled through the issuance of $908 million (US$761 million) in senior subordinated notes due 2012. The premium on the old notes will be expensed in our first quarter of 2005. The new notes carry an interest rate coupon of 8%, which will be settled in cash on a semi-annual basis, and will result in annual interest savings of approximately $46 million.

The new notes will form part of total debt for covenant purposes. Our total leverage under our senior secured credit facility would have been 5.4 times if these notes had been issued as at August 31, 2004.

Maturity Profile of Long-Term Debt

The following table summarizes the expected maturity profile of our long-term debt at August 31, 2004.

YEAR ENDING AUGUST 31,       PRINCIPAL AMOUNT
----------------------       ----------------
                          (thousands of dollars)
     2005                         31,712
     2006                          9,726
     2007                         10,671
     2008                         10,546
     2009                        921,583
   thereafter                  1,888,065

The provisions of the credit facility require that, for fiscal years in which the credit rating for the credit facility is below a prescribed level, we must make a prepayment of our credit facility equal to 50% of our free cash flow, as defined under the facility, for such fiscal year subject to certain limitations. We were required to make a prepayment of $42 million in January 2004 in respect of fiscal 2003. In fiscal 2004 we made a voluntary prepayment, the result of which we will not be required to make a prepayment under this provision in respect of fiscal 2004.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company's obligations under firm contractual arrangements, including commitments for future payments under long term debt arrangements, operating lease arrangements, purchase commitments and other long term liabilities as at August 31, 2004 are summarized below.

                                                     PAYMENTS DUE BY PERIOD
                              ------------------------------------------------------------------
                                            LESS THAN
                                TOTAL        1 YEAR     1 - 3 YEARS   3 - 5 YEARS     THEREAFTER
                                $000          $000         $000          $000           $000
Long term debt                2,872,303       31,712       20,397        932,129      1,888,065
Operating leases                153,942       27,554       46,156         34,668         45,564
Purchase obligations(1)         652,451      329,853      237,774         84,592            232
Pension funding obligations      71,348       10,454       26,219         34,675             --
Other long term liabilities     251,701           --       61,158        101,023         88,920
                              ---------      -------      -------      ---------      ---------

Total                         4,001,745      399,573      392,304      1,187,087      2,022,781
                              =========      =======      =======      =========      =========

(1) Purchase obligations represent an estimate of our contractual commitments to purchase broadcast rights and to make investments in television programs, our contractual commitments to purchase capital assets, as well as our management services agreement with The Ravelston Corporation Limited.

FINANCIAL INSTRUMENTS

Our primary market risk exposures are interest rate and foreign exchange rate risk. We are exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to total long-term debt, we use interest rate swaps to manage the proportion of total debt that is subject to variable rates. Cross currency swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. We do not enter into any derivatives for trading purposes.

We have fully hedged the currency exposure on our U.S. dollar denominated debt with the exception of senior and senior subordinated notes in the amount of US$42 million, and have fixed the interest rate of 100% of our floating rate debt by entering into a combination of cross currency swaps and interest rate swaps.

As of August 31, 2004, we have entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 8.28%) and receive floating rates of interest (at an average rate of 4.16%) on a notional amount of $528 million. We have entered into pay fixed receive floating cross currency swap contracts at an average rate of 8.63% on a notional amount of $1,062 million and receive floating rates of 4.0% on a notional amount of US$686 million. We have also entered into pay floating receive fixed cross currency swap contracts at an average floating rate of 6.62% on a notional amount of $954 million and an average fixed rate of 9.7% on a notional amount of US$625 million.

Based on the current swap contracts outstanding and the current level of variable rate debt, we estimate that a 1% increase in floating interest rates will increase annual interest expense by $9.5 million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of August 31, 2004, our outstanding swap contracts were in a net unrealized loss position of $432 million.

Unrealized gains related to foreign exchange on U.S. dollar denominated debt amounted to $244 million as at August 31, 2004.

As of August 31, 2004, assuming all other variables are held constant, a 10 basis point parallel upward shift in the Canadian and U.S. fixed yield would result in a $0.4 million improvement in the mark to market value of all swaps. A $0.001 change in the value of the Canadian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $1.6 million change in the mark to market value of the cross currency swaps.

In November 2004, we entered into swaps related to our new $908 million (US$761 million) notes to pay floating rates of approximately 7% (at November 18, 2004) on C$908 million and receive 8% fixed on a notional amount of US$761 million.

Adjusted to include the new debt and related swaps, a 1% increase in floating rates would increase our annual interest expense by $18.6 million. Further, assuming all other variables are constant a 10 basis point increase in the Canadian/US fixed yield would result in a $5 million deterioration in the fair value of our swaps.

NETWORK TEN

The Company has a 56.6% economic interest in TEN Group, one of Australia's three private sector owned national television broadcast networks. While TEN Group's results are not consolidated into the Company's financial statements, the Company receives interest payments under TEN Group's outstanding subordinated debentures, all of which are owned by the Company and dividend payments in respect of the TEN Group shares owned by the Company.

Set forth below is a discussion of TEN Group's results of operations without giving effect to the Company's proportionate interest in TEN Group.

FISCAL 2004 COMPARED TO FISCAL 2003

Network TEN television operations in Australia reported the third consecutive record year in terms of revenues and operating profit as a result of increased advertising revenues due primarily to its strong programming schedule. Total revenues increased by 14% to A$752 million, from A$661 million the previous year.

Operating expenses of the Australian television operation increased by A$33 million, or 7%, to A$484 million for the year ended August 31, 2004, from A$450 million in the previous year. This was the result of an increase in program costs and licence fees.

Operating income before amortization and write down of program inventory at the broadcasting operations increased by A$57 million, or 27%, to A$268 million for the year ended August 31, 2004, from A$211 million for the same period in the previous year.

Revenues from Eye Corp., TEN's out-of-home operation, increased by A$8 million, or 11%, to A$80 million for the year ended August 31, 2004, from A$72 million the previous year. The increase reflects strong media sales.

Operating expenses at Eye Corp. decreased by 3% to A$65 million, from A$67 million the previous year, as a result of the removal of unprofitable concessions and a focus on cost containment. Operating income before amortization of Eye Corp. increased to A$15 million from A$5 million the previous year.

In 2003, Network TEN recorded an A$20 million write down of program inventory to fair value.

Financing expenses, excluding interest in respect of subordinated debentures, was A$29 million in fiscal 2004 compared to A$27 million in fiscal 2003.

Network TEN recorded an income tax provision of A$45 million in 2004, compared to an income tax recovery of A$61 million in fiscal 2003. As a result of a ruling by the Australian tax authority, effective June 2004 Network TEN can no longer deduct interest expenses related to the subordinated debentures. The tax recovery in fiscal 2003 resulted from the introduction of a new tax consolidation regime in Australia and the consequent impact on future income taxes.

Network TEN's earnings, excluding interest in respect of subordinated debentures, decreased to A$194 million for the year ended August 31, 2004, from A$212 million in the previous year.

FISCAL 2003 COMPARED TO FISCAL 2002

Network TEN television operations in Australia reported the second consecutive record year in terms of revenues and operating profit after significant ratings gains for its prime time schedule in both its target demographics of 16-39 year olds and 24-54 year olds and significant gains related to TEN's successful acquisition of key sports properties. Total revenues increased by 13% to A$661 million, from A$587 million the previous year.

Operating expenses of the Australian television operation increased by A$34 million, or 8%, to A$450 million for the year ended August 31, 2003, from A$416 million in the same period in the previous year. The increase reflected the investment in a winning program strategy that included sports programming with wide audience appeal, such as the Australian Football League games, including the AFL Grand Final.

Operating income before amortization and write down of program inventory at the broadcasting operations increased by A$39 million, or 23%, to A$211 million for the year ended August 31, 2003, from A$172 million for the same period in the previous year. Revenues from Eye Corp., TEN's out-of-home operation, decreased by A$8 million, or 10%, to A$72 million for the year ended August 31, 2003, from A$80 million the previous year.

Operating expenses at Eye Corp. decreased by 14% to A$67 million, from A$78 million the previous year. Operating income before amortization of Eye Corp. increased to A$5 million from A$2 million the previous year.

In 2003, TEN Group recorded an A$20 million write down of program inventory to fair value.

Financing expenses, excluding interest in respect of subordinated debentures, was A$27 million in 2002 and 2003.

TEN Group recorded an income tax recovery of A$61 million in 2003, compared to an income tax provision of A$71 million in 2002. The current year's recovery resulted in the introduction of a new tax consolidation regime in Australia and the consequent impact on future income taxes.

TEN Group's earnings, excluding interest in respect of subordinated debentures, increased to A$212 million for the year ended August 31, 2003, from a loss of A$23 million in the previous year.

RELATED PARTY TRANSACTIONS

Senior subordinated notes held by CanWest Communications Corporation, the parent company of CanWest Global Communications Corp. totaled $55.0 million (US$41.9 million) at August 31, 2004 (2003 - $58.1 million). This debt, issued in May 2001, matures May 15, 2011 and bears interest at 10.625%. Interest expense related to this debt totaled $6.3 million in fiscal 2004 (2003 - $6.4 million). During 2003, CanWest Communications Corporation exchanged these Canadian dollar denominated notes for United States dollar denominated notes. The exchange was completed pursuant to the provisions of the original note indenture.

In June 2003, a company in which an affiliate of CanWest Communications Corporation holds a 50% interest, acquired the TD Centre in Winnipeg, Manitoba, a building in which the Company is a tenant. Rent paid to this company in fiscal 2004 amounted to $1.1 million (2003 - $0.2 million).

DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP

The preceding discussion and analysis has been based upon financial statements prepared in accordance with Canadian GAAP, which differs in certain respects from United States GAAP. The significant differences relevant to the Company are discussed in detail in note 25 of Notes to the Consolidated Financial Statements for the years ended August 31, 2004 and August 31, 2003.

OTHER

SHARE DATA

As at November 24, 2004 we had the following number of shares outstanding:

Multiple voting shares      76,785,976
Subordinate voting shares   99,052,678
Non-voting shares            1,441,965

Our AIF is filed on SEDAR at www.sedar.com.

                       CANWEST GLOBAL COMMUNICATIONS CORP.

                        CONSOLIDATED FINANCIAL STATEMENTS

                  FOR THE YEARS ENDED AUGUST 31, 2004 AND 2003

                         [PRICEWATERHOUSECOOPERS LOGO]

November 10, 2004, except for note 24 which is as of November 18, 2004

AUDITORS' REPORT

TO THE SHAREHOLDERS OF
CANWEST GLOBAL COMMUNICATIONS CORP.

We have audited the consolidated balance sheets of CanWest Global Communications Corp. as at August 31, 2004 and August 31, 2003 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2004 and August 31, 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PriceWaterhouseCoopers LLP

CHARTERED ACCOUNTANTS


November 10, 2004

COMMENTS BY AUDITORS ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in notes 1 and 25 to the consolidated financial statements and revisions to the financial statements as described in notes 1, 7, and 25. Our report to the shareholders dated November 10, 2004, except for note 24, which is as of November 18, 2004, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

PriceWaterhouseCoopers LLP

CHARTERED ACCOUNTANTS

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
                          FOR THE YEARS ENDED AUGUST 31
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                                2004                 2003
                                                                                              REVISED (NOTE 1 (C))
Revenue                                                                        2,113,034            2,139,532
Operating expenses                                                             1,124,543            1,115,849
Selling, general and administrative expenses                                     539,458              531,479
Restructuring expenses (note 10)                                                   2,445               12,989
                                                                           -------------        -------------
                                                                                 446,588              479,215
Amortization of intangibles (note 8)                                              17,500               17,500
Amortization of property, plant and equipment                                     71,179               70,688
Other amortization                                                                 5,035                7,087
                                                                           -------------        -------------
Operating income                                                                 352,874              383,940
Interest expense                                                                (310,572)            (352,966)
Interest income                                                                    9,141                    -
Amortization of deferred financing costs                                          (7,864)              (8,247)
Interest rate and foreign currency swap losses (note 9)                         (110,860)             (23,015)
Foreign exchange gains (note 9)                                                   45,104                3,918
Investment gains and losses, net of write-down (note 15)                         110,794                9,240
Dividend income                                                                    3,738                3,532
                                                                           -------------        -------------
                                                                                  92,355               16,402
Provision for (recovery of) income taxes (note 14)                               (10,181)               2,533
                                                                           -------------        -------------
Earnings before the following                                                    102,536               13,869
Minority interest                                                                   (478)                   -
Interest in earnings of Network TEN (note 3)                                      99,889              101,339
Interest in loss of other equity accounted affiliates                               (625)              (1,332)
Realized currency translation adjustments (note 13)                               (7,023)                 922
                                                                           -------------        -------------
NET EARNINGS FROM CONTINUING OPERATIONS                                          194,299              114,798
Loss from discontinued operations (note 16)                                     (207,777)             (68,710)
                                                                           -------------        -------------
NET EARNINGS (LOSS) FOR THE YEAR                                                 (13,478)              46,088
                                                                           =============        =============
EARNINGS PER SHARE FROM CONTINUING OPERATIONS (NOTE 12):
      BASIC                                                                $        1.10        $        0.60
      DILUTED                                                              $        1.10        $        0.60
EARNINGS (LOSS) PER SHARE (NOTE 12):
      BASIC                                                                $       (0.08)       $        0.22
      DILUTED                                                              $       (0.08)       $        0.22

The notes constitute an integral part of the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                           CONSOLIDATED BALANCE SHEETS
                                 AS AT AUGUST 31
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                                2004               2003
                                                                                             Revised (note 7)
ASSETS
CURRENT ASSETS
Cash                                                                              81,092            121,922
Accounts receivable                                                              361,978            370,783
Distributions receivable from Network TEN                                         36,567             20,909
Inventory                                                                         13,449             14,509
Investment in film and television programs (note 5)                               71,601             82,912
Future income taxes (note 14)                                                      6,166             20,223
Other assets                                                                      18,853             10,483
Assets of discontinued operations (note 16)                                       89,094            123,812
                                                                           -------------      -------------
                                                                                 678,800            765,553
Investment in Network TEN  (note 3)                                               39,929             55,546
Other investments (note 4)                                                        17,393            113,022
Investment in film and television programs (note 5)                               33,467             30,960
Property, plant and equipment (note 6)                                           631,720            639,081
Other assets (note 18)                                                           140,211            126,764
Intangible assets (note 8)                                                       928,787            939,162
Goodwill (note 7)                                                              2,373,442          2,366,776
Assets of discontinued operations (note 16)                                       38,376            281,928
                                                                           -------------      -------------
                                                                               4,882,125          5,318,792
                                                                           =============      =============
LIABILITIES
CURRENT LIABILITIES
Accounts payable                                                                  67,233            101,034
Accrued liabilities (note 10)                                                    199,143            203,325
Income taxes payable                                                              17,697             36,799
Film and television program accounts payable                                      27,966             30,507
Deferred revenue                                                                  31,959             30,066
Future income taxes (note 14)                                                      6,072              6,072
Current portion of long term debt (note 9)                                        31,712             63,078
Liabilities of discontinued operations (note 16)                                  69,716            178,028
                                                                           -------------      -------------
                                                                                 451,498            648,909

Long term debt and related foreign currency swap liability (note 9)            2,840,591          3,167,311
Interest rate and foreign currency swap liability (note 9)                       120,341             24,646
Other accrued liabilities (note 18)                                              131,360            128,601
Future income taxes (note 14)                                                    140,460            173,708
Minority interest                                                                 16,142                  -
                                                                           -------------      -------------
                                                                               3,700,392          4,143,175
                                                                           -------------      -------------
Commitments, contingencies and guarantees (note 22)
SHAREHOLDERS' EQUITY
Capital stock (note 11)                                                          848,628            846,824
Contributed surplus                                                                4,612              3,647
Retained earnings                                                                342,314            355,792
Cumulative foreign currency translation
     adjustments (note 13)                                                       (13,821)           (30,646)
                                                                           -------------      -------------
                                                                               1,181,733          1,175,617
                                                                           -------------      -------------
                                                                               4,882,125          5,318,792
                                                                           =============      =============

 /s/ JALYNN BENNETT                      /s/ FRANK MCKENNA
--------------------                    --------------------
 Director                               Director

The notes constitute an integral part of the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                          FOR THE YEARS ENDED AUGUST 31
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                         2004                  2003
RETAINED EARNINGS - BEGINNING OF YEAR                   355,792               317,376

Excess of redemption price over carrying
    value of preferred shares (note 11)                       -                (7,672)

Net earnings (loss) for the year                        (13,478)               46,088
                                                       --------              --------

RETAINED EARNINGS - END OF YEAR                         342,314               355,792
                                                       ========              ========

The notes constitute an integral part of the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          FOR THE YEARS ENDED AUGUST 31
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                               2004         2003
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings from continuing operations for the year                          194,299      114,798
Items not affecting cash
    Amortization                                                              101,578      103,522
    Interest paid in kind                                                      97,951      108,385
    Future income taxes                                                       (23,191)     (20,057)
    Interest in earnings of Network TEN                                       (99,889)    (101,339)
    Realized currency translation adjustments                                   7,023         (922)
    Interest rate and foreign currency swap losses net of settlements          98,056       23,015
    Investment gains and losses, net of write-down                           (110,794)      (9,240)
    Amortization of film and television programs                                5,656            -
    Pension expense                                                             6,276        7,609
    Minority interest                                                             478            -
    Other                                                                         158        1,332
Distributions from Network TEN                                                104,855       33,378
Investment in film and television programs                                    (12,234)      (3,680)
                                                                             --------     --------
                                                                              370,222      256,801
Changes in non-cash operating accounts (note 17)                              (58,468)      31,107
                                                                             --------     --------
Cash flows from operating activities of continuing operations                 311,754      287,908
Cash flows from operating activities of discontinued operations                15,991      (57,118)
                                                                             --------     --------
Cash flows from operating activities                                          327,745      230,790
                                                                             --------     --------
INVESTING ACTIVITIES
Other investments                                                                   -       (4,311)
Investment in broadcast licences                                               (5,813)      (2,325)
Proceeds from sales of other investments                                      143,832       44,113
Proceeds from divestitures                                                     83,316      193,500
Proceeds from sale of property, plant and equipment                             7,426        1,492
Purchase of property, plant and equipment                                     (53,167)     (38,438)
Investing activities from discontinued operations                                   -         (117)
                                                                             --------     --------
                                                                              175,594      193,914
                                                                             --------     --------
FINANCING ACTIVITIES
Issuance of long term debt                                                    167,500      294,700
Repayment of long term debt                                                  (630,261)    (651,603)
Swap recouponing payments                                                     (27,957)      (3,000)
Issuance of share capital                                                       1,804          402
Preferred share redemption (note 11)                                                -      (57,672)
Financing activities from discontinued operations                             (57,644)      53,301
                                                                             --------     --------
                                                                             (546,558)    (363,872)
                                                                             --------     --------
Foreign exchange gain on cash denominated in foreign currencies                 2,389            -
                                                                             --------     --------
NET CHANGE IN CASH                                                            (40,830)      60,832
CASH - BEGINNING OF YEAR                                                      121,922       61,090
                                                                             --------     --------
CASH - END OF YEAR                                                             81,092      121,922
                                                                             ========     ========

The notes constitute an integral part of the consolidated financial statements.

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE YEARS ENDED AUGUST 31, 2004 AND 2003
          (IN THOUSANDS OF CANADIAN DOLLARS EXCEPT AS OTHERWISE NOTED)

1.    SIGNIFICANT ACCOUNTING POLICIES

      The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, outdoor advertising, production and distribution of film and television programming and Internet websites in Canada, Australia, New Zealand and Ireland. The Company's operating segments include television and radio broadcasting, publishing and online operations and outdoor advertising. In Canada, the Television Broadcast segment includes the operation of the Global Television Network, Prime, various other conventional and specialty channels and Cool FM and The Beat radio stations. The Australian Television Broadcast segment includes the Company's 56.6% economic interest in TEN Group Pty Limited ("TEN Group"), which owns and operates Australia's TEN Television Network ("Network TEN"). The Canadian Publishing and Online segment includes the publication of a number of newspapers, including metropolitan daily newspapers and the National Post, as well as operation of the canada.com web portal and other web-based operations. The New Zealand Television Broadcast segment includes CanWest MediaWorks NZ Limited's 3 and C4 Television Networks. The New Zealand Radio Broadcast segment includes CanWest MediaWorks NZ Limited's, RadioWorks operation, which is comprised of five nationally-networked radio brands and 27 local radio stations. The Irish Television Broadcast segment includes the Company's 45% interest in the Republic of Ireland's TV3 Television Network. The Australian Outdoor Advertising segment includes the Company's economic interest in EyeCorp, an outdoor advertising operation which is wholly owned by TEN Group. The Corporate and Other segment includes various investments in media operations, including a 29.9% interest in Northern Ireland's Ulster Television plc ("UTV") (sold in June 2004).

      The Company's broadcast customer base is comprised primarily of large advertising agencies, which place advertisements with the Company on behalf of their customers. Publishing and Online revenues include advertising, circulation and subscriptions which are derived from a variety of sources. The Company's advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters, while expenses are relatively constant throughout the year.

      A summary of significant accounting policies followed in the preparation of these consolidated financial statements is as follows:

      BASIS OF PRESENTATION

      The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. All amounts are expressed in Canadian dollars unless otherwise noted. A reconciliation to accounting principles generally accepted in the United States is provided in note 25.

      PRINCIPLES OF CONSOLIDATION

      The consolidated financial statements include the accounts of the Company and its subsidiaries, and the Company's pro rata 45% share of the assets, liabilities, and results of operations of TV3 Ireland and its pro rata 50% share of the assets, liabilities and results of operations of Mystery (effective June 1, 2004).

      INVESTMENTS

      The Company accounts for its investment in Network TEN and mentv using the equity method. Other investments are recorded at cost. A provision for loss in value of investments is made when a decline in value is considered other than temporary.

      INVESTMENT IN FILM AND TELEVISION PROGRAM RIGHTS

      (a) BROADCAST RIGHTS

      The Company has entered into various agreements for the rights to broadcast certain feature films and television programs. The Company records a liability for broadcast rights and the corresponding asset when the programs are available for telecast. Broadcast rights are charged to operations as programs are telecast over the anticipated period of use. A loss is recognized when the carrying amount exceeds net realizable value.

      (b) FILM AND TELEVISION PROGRAMS

      Investment in film and television programs represents the unamortized costs of film and television programs that have been produced by the Company, or for which the Company has acquired distribution rights. Included in investment in film and television programs are film and television programs in progress and in development. Film and television programs in progress represent the accumulated costs of productions that have not yet been completed by the Company.

      Amortization of investment in completed films and television programs and accrual of participation costs are calculated using the individual film forecast computation method, based on the ratio that current period revenue earned from the film and television programs bears to management's estimate of ultimate revenue expected to be recognized from the exploitation of the film or television program.

      Estimates of ultimate future revenue are prepared on a title-by-title basis and reviewed periodically based on current market conditions. For episodic television series, until revenue estimates include revenues from secondary markets, capitalized costs for each episode are limited to the amount of revenue contracted for each episode. Ultimate revenue estimates include secondary market revenue only when the Company can demonstrate through its experience or industry norms, that the number of episodes already produced, plus those for which a firm commitment exists and the Company expects to deliver, can be licenced successfully in the secondary market. Ultimate revenue estimates include revenues for up to ten years for film and television programs produced by the Company.

      The valuation of film and television programs is reviewed on a title-by-title basis. When an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost, the fair value is determined using management's estimate of discounted future cash flows. A write-down is recorded equivalent to the amount by which the unamortized costs exceeds the estimated fair value of the film or television program.

      FOREIGN CURRENCY TRANSLATION

      The Company's operations in Australia, New Zealand and Ireland represent self-sustaining foreign operations, and the respective accounts have been translated into Canadian dollars in accordance with the current rate method. Assets and liabilities are translated at the exchange rates prevailing at the balance sheet dates, and revenue and expenses are translated on the basis of average exchange rates during the periods. Any gains or losses arising from the translation of these accounts are deferred and included as a component of shareholders' equity as cumulative foreign currency translation adjustments. An applicable portion of these deferred gains and losses is included in the determination of net earnings when there is a reduction of the net investment.

      PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment are recorded at cost. Amortization is provided over the assets' estimated useful lives on a straight-line basis at the following annual rates:

Buildings                                            2 1/2% - 5%
Machinery and equipment                              4% - 33 1/3%
Leasehold and land improvements                      2 1/2% - 20%

      IMPAIRMENT OF LONG LIVED ASSETS

      Impairment of long lived assets is recognized when an event or change in circumstances causes the assets' carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value.

      DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

      Long-lived assets are classified as held for sale when specific criteria are met, in accordance with CICA Handbook Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations". Assets held for sale are measured at the lower of their carrying amounts and fair values less costs to dispose and are no longer amortized. The fair value of film and television programs are estimated on a discounted cash flow basis. Assets and liabilities classified as held for sale are reported separately on the balance sheet. A component of the Company that is held for sale is reported as a discontinued operation if the operations and cash flows of the component will be eliminated from the ongoing operations as a result of the disposal transaction and the Company will not have a significant continuing involvement in the operations of the component after the disposal transaction.

      DEFERRED CHARGES

      Certain pre-operating costs incurred in new business undertakings are deferred prior to the commencement of commercial operations, which is generally the time at which subscriber revenues commence. Pre-operating costs are amortized over a period of five years. Costs related to debt financing are deferred and amortized over the term of the debt.

      CAPITALIZATION OF INTEREST

      Interest is capitalized as part of the cost of certain assets while they are being prepared for use. Interest in the amount of $3.8 million was capitalized in 2004 (2003 - $3.7 million).

      INTANGIBLE ASSETS

      Broadcast licences, newspaper mastheads, circulation and other intangible assets are recorded at their cost which, for business acquisitions, represents the fair market value at the date of the acquisition.

      Circulation and other finite life intangibles are amortized over periods from 5 to 40 years. Finite life intangibles are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Intangibles with indefinite lives are not subject to amortization and are tested for impairment annually or when indicated by events or changes in circumstances. Impairment of an intangible asset is recognized in an amount equal to the difference between the carrying value and the fair value of the related intangible asset.

      GOODWILL

      Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired. Goodwill is tested for impairment annually or when indicated by events or changes in circumstances by comparing the fair value of a particular reporting unit to its carrying value. When the carrying value exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying value to measure any impairment loss.

      REVENUE RECOGNITION

      Revenue derived from broadcasting activities consists primarily of the sale of airtime which is recognized at the time commercials are broadcast. Circulation and advertising revenue from publishing activities is recognized when the newspaper is delivered. Subscription revenue is recognized on a straight-line basis over the term of the subscription.

      Revenue from the sale or licencing of film and television programs is recognized when all of the following conditions are met: persuasive evidence of a sale or licencing arrangement exists, the film is complete, the contractual delivery arrangements have been satisfied, the licence period has begun, the fee is fixed or determinable and collection of the fee is reasonably assured.

      Amounts received that do not meet all of the above criteria are recorded as deferred revenue.

      INCOME TAXES

      The asset and liability method is used to account for income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities including equity accounted investments. Future income tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Future income tax assets are recognized to the extent that realization is considered more likely than not.

      Income taxes on undistributed earnings of Network TEN and CanWest MediaWorks NZ Limited are provided at rates applicable to distributions. Income taxes on undistributed earnings of foreign operations, other than Network TEN and CanWest MediaWorks NZ Limited, are not provided as such earnings are expected to be indefinitely reinvested.

      INVENTORY

      Inventory, consisting primarily of printing materials, is valued at the lower of cost and net realizable values.

      PENSION PLANS AND POST RETIREMENT BENEFITS

      The Company maintains a number of defined benefit and defined contribution pension and other post retirement benefit plans. For the defined benefit plans, the cost of pension and other retirement benefits earned by employees is determined using the projected benefit method pro rated on service and management's estimate of expected plan investment performance, salary escalation, retirement ages of employees, expected health care costs, and other costs. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight line basis over the average remaining service period of employees active at the date of the amendment. For each plan, the excess of the net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service period of active employees. The transitional obligation is being amortized on a straight line basis over the average remaining service life of the employees expected to receive benefits under the plan as of September 1, 2000. Gains or losses arising from the settlement of a pension plan are only recognized once responsibility for the pension obligation has been relieved. The average remaining service period of employees covered by the pension plans is 15 years (2003 - 15 years). The average remaining service period of the employees covered by the post retirement benefit plans is 15 years (2003 - 15 years). The Company also maintains post retirement defined benefit plans for certain of its employees, the cost of which is expensed as benefits are earned by the employees. For the defined contribution plans, the pension expense is the Company's contribution to the plan.

      CASH AND CASH EQUIVALENTS

      For the purpose of the statements of cash flows, cash includes cash and short-term investments with maturities at the date of purchase of up to three months.

      SHARE-BASED COMPENSATION

      The Company has share-based compensation plans as described in note 11. The Company utilizes the fair value approach to account for stock options issued subsequent to August 31, 2003. The fair value of share based compensation is recorded as a charge to net earnings based on the vesting period with a credit to contributed surplus. No compensation expense was recorded for stock options issued prior to August 31, 2003 The Company's proforma results, reflecting the fair value based method of accounting for stock-based compensation, are disclosed in note 11.

      DERIVATIVE FINANCIAL INSTRUMENTS

      Derivative financial instruments are used to reduce foreign currency and interest rate risk on the Company's debt. The Company does not enter into financial instruments for trading or speculative purposes. The Company's policy is to designate each derivative financial instrument as a hedge of a specifically identified debt instrument at the time the Company enters into the derivative financial instrument.

      Interest rate swap agreements are used as part of the Company's program to manage the fixed and floating interest rate mix of the Company's total debt portfolio and related overall cost of borrowing. The interest differential to be paid or received under interest rate swap agreements is recognized as an adjustment to interest expense.

      Foreign currency interest rate swap agreements are used to manage exchange and interest rate exposures related to debt instruments denominated in foreign currencies. Translation gains and losses on the principal swapped are offset by corresponding translation losses and gains on the related debt in earnings. The Company translates its foreign currency denominated debt that is hedged by foreign currency interest rate swaps at the rate implicit in the swap agreement.

      Gains and losses on terminations of interest rate and foreign currency interest rate swap agreements are deferred and amortized as an adjustment to interest expense related to the underlying debt over the remaining term of the original contract life of the terminated swap agreement.

      In the event of early extinguishment of the debt obligations, the Company may continue to hold the related derivative financial instruments. The realized or unrealized gain or loss from these swaps is recognized in earnings, and the swaps are recorded on the balance sheet at fair value. Subsequent changes in the fair value of overhanging swaps are recognized in earnings.

      CHANGES IN ACCOUNTING POLICIES

      (a) HEDGING RELATIONSHIPS

      The Company adopted CICA Accounting Guideline 13, "Hedging Relationships", (AcG 13) effective September 1, 2003. In accordance with the new policy, the Company's hedging relationships are documented and subject to effectiveness tests on a quarterly basis for reasonable assurance that they are and will continue to be effective. Any derivative that does not qualify for hedge accounting is reported on a mark to market basis in earnings. The adoption of this guideline had no impact on the financial statements.

      (b) STOCK OPTIONS

      The Company adopted the fair value method of accounting recommended by the CICA in Section 3870, "Stock-based Compensation and Other Stock Based Payments", prospectively for stock-based compensation awards granted after September 1, 2003. The impact of this policy is described in note 11.

      (c) REPORTING CIRCULATION REVENUE ON A GROSS BASIS

      During the year ended August 31, 2004 the Company retroactively adopted the provisions of the Emerging Issues Committee of the CICA, EIC - 123, "Reporting Revenue Gross as a Principal versus Net as an Agent" which was effective September 1, 2002. Under this provision circulation revenues are reported on a gross basis. Previously the Company reported circulation revenue net of certain of its distribution contract costs. As a result of the adoption the Company has retroactively revised its results. The impact of the revision was to increase sales and operating expenses by $46.0 million for the year ended August 31, 2004 ($44.2 million for the year ended August 31, 2003). There was no impact on net earnings.

      PROPOSED ACCOUNTING POLICIES

      The Accounting Standards Board of the Institute of Chartered Accountants of Canada issued AcG-15, Consolidation of Variable Interest Entities, which must be applied by the Company no later than the quarter ended February 28, 2005. The Company has determined that it is the primary beneficiary of TEN Group, a variable interest entity. Accordingly, the Company will consolidate the results of TEN Group effective September 1, 2004. The Company currently uses the equity method to account for its interest in TEN Group. Consolidation of TEN Group will have a significant impact on the Company's revenues, expenses, assets and liabilities. There will be no impact on shareholders' equity. Summarized results of TEN Group are included in note 3. The Company will adopt this standard retroactively with restatement of prior periods. The consolidation of Network TEN would have had the following impact on the Company's consolidated balance sheet as at August 31, 2004: current assets increase $232.7 million, investment in Network TEN decrease $39.9 million, property plant and equipment increase $76.6 million, other non current assets increase $20.4 million, intangible assets increase $253.4 million, goodwill increases $91.8 million, current liabilities increase $185.7 million, long term debt increases $360.5 million, other liabilities increase $27.5 million and minority interest increases $61.3 million. There is no impact on shareholder's equity.

2.    ACQUISITIONS AND DIVESTITURES

      Acquisitions

      (a) On November 16, 2000, the Company acquired substantially all of the Canadian newspaper and other Canadian media assets including a 50% interest in the National Post ("CanWest Publications") of Hollinger International Inc. and certain of its affiliates ("Hollinger") for consideration of approximately $3.1 billion, including certain costs related to the acquisition.

      The purchase price is subject to adjustment based on the working capital of CanWest Publications at August 31, 2000 and the results of its operations from September 1, 2000 to November 16, 2000. As a result of the inability to resolve disagreements with Hollinger of amounts owing, the Company has referred a claim of $76.8 million to arbitration. When finalized, the working capital adjustment payable or refundable will increase or decrease the amount of goodwill recorded on the acquisition.

      Divestitures

      (a) In July 2004, through a series of transactions, the Company transferred its net assets in its New Zealand media operations to CanWest MediaWorks (NZ) Limited for 70% of the ordinary shares of CanWest Mediaworks (NZ) Limited and repayment of inter-company debt. Concurrent with the transfer of the net assets, CanWest MediaWorks (NZ) Limited completed a Initial Public Offering for 30% of its ordinary shares for NZ$104 million, net of costs of NZ$4 million (net proceeds of $83.3 million). In addition, CanWest MediaWorks (NZ) Limited issued a term bank loan of NZ$200,000. For these consolidated financial statements, the transfer of the net assets to CanWest MediaWorks (NZ) Limited has been accounted for at their carrying values. As a result of the reduction in the Company's interest in the New Zealand media operations, the Company recorded a gain of $65.5 million.

      (b) In February 2003, the Company sold its interest in community newspapers and related assets in Southern Ontario for cash proceeds of $193.5 million. The gain on this sale was

      $21.3 million; assets and liabilities disposed of amounted to $179.6 million and $7.4 million, respectively.

3.    INVESTMENT IN NETWORK TEN

      The Company owns approximately 14.5% of the issued ordinary shares and all of the convertible debentures and subordinated debentures of TEN Group, an Australian television broadcasting network. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest based on distributions to holders of the ordinary shares. The convertible debentures have an aggregate partially paid-up principal amount of A$45,500 and pay a market linked rate of interest. The convertible debentures are convertible, upon payment of an aggregate of A$45.5 million, into a number of ordinary shares which would represent 49.2% of the issued and outstanding shares of TEN Group at the time of conversion. The combination of ordinary shares and subordinated debentures yield distributions equivalent to approximately 56.6% of all distributions paid by TEN Group.

      As a result of its contractual right to representation on TEN's board of directors and other factors, the Company accounts for its interest in TEN Group on the equity basis. The Company has appointed three of the thirteen members of the Board of Directors of TEN Group.

      During the year ended August 31, 2004 TEN Group issued 7.4 million (2003 -
      7.1 million) shares for proceeds of A$14.7 million (2003 - A$14.4 million) as a result of the exercise of management stock options. This effectively diluted the Company's economic interest in TEN Group to 56.6% at August 31, 2004 from 57.1% at August 31, 2003 (2003 - to 57.1% from 57.5%) and resulted in an investment gain of $1.9 million (2003 - $1.9 million). Based on the number of issued stock options the maximum dilution of the Company's interest in Network TEN is 56.4%

      The following selected consolidated financial information of TEN Group has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to Canadian dollars using the current rate method.

SUMMARY CONSOLIDATED BALANCE SHEETS

                                                                   2004          2003
Assets
      Current assets                                               269,293       241,822
      Other assets                                                   5,630        37,367
      Property, plant and equipment                                 76,591        79,288
      Long term investments                                         14,804        11,421
      Intangibles                                                  253,358       244,418
      Goodwill                                                      91,806        88,752
                                                                ----------    ----------
                                                                   711,482       703,068
                                                                ==========    ==========
Liabilities and Shareholders' Equity
      Current liabilities                                          222,270       188,633
      Long term debt                                               360,460       349,326
      Other long term liabilities                                   27,509        48,721
      Subordinated debentures issued to the Company                 40,171        40,171
      Share capital                                                 68,076        53,150
      Undistributed earnings (deficit)                              (7,335)       22,577
      Cumulative foreign currency translation
        adjustment                                                     331           490
                                                                ----------    ----------
                                                                   711,482       703,068
                                                                ==========    ==========

SUMMARY CONSOLIDATED STATEMENTS OF EARNINGS

                                                                   2004          2003
Revenue                                                            798,364       650,952
Operating expenses                                                 527,852       459,842
Write down of program inventory                                          -        18,082
                                                                ----------    ----------
Operating profit before amortization                               270,512       173,028
Amortization of property, plant, equipment and other                18,570        16,329
                                                                ----------    ----------
                                                                   251,942       156,699
Financing expenses                                                (121,209)     (102,124)
Interest in earnings of equity accounted affiliates                  3,356             -
                                                                ----------    ----------
                                                                   134,089        54,575
Provision for (recovery of) income taxes(1)                         47,639       (55,969)
                                                                ----------    ----------
Earnings before the following                                       86,450       110,544
Minority interests                                                      20            48
                                                                ----------    ----------
Net earnings for the year                                           86,470       110,592
                                                                ==========    ==========
Net earnings for the year                                           86,470       110,592
Interest in respect of subordinated debentures held
     by the Company                                                 93,338        78,056
                                                                ----------    ----------
Earnings for the period before interest in respect of
     subordinated debentures(2)                                    179,808       188,648
                                                                ==========    ==========

SUMMARY STATEMENTS OF UNDISTRIBUTED EARNINGS

                                                                   2004          2003
Undistributed earnings (deficit) - beginning of year                22,577       (65,291)

Earnings for the period before interest in respect of
   subordinated debentures(2)                                      179,808       188,648

Distributions paid and payable                                    (209,720)     (100,780)
                                                                ----------    ----------

Undistributed earnings (deficit) - end of period                    (7,335)       22,577
                                                                ==========    ==========

      (1) During 2003, TEN Group and its wholly controlled Australian entities implemented a new income tax consolidation regime provided for under enacted changes to Australian tax law. In addition, the new regime allowed for the uplift in the tax value of certain assets; as a result a non-recurring income tax recovery of $63.9 million was recorded related to the reduction of future tax liabilities. In conjunction with the application of the new regime, the Company determined that previous tax balances at the acquisition date were not appropriately reflected and accordingly, the balance sheet was revised to reflect additional goodwill and intangible assets of approximately $47.3 million and equivalent additional future income tax liabilities.

      (2) The Company's economic interest in TEN Group's earnings for the year ended August 31, 2004 was $99.9 million (2003 - $101.3 million), comprised of its 14.5% interest in net earnings and its interest in the subordinated debentures.

      The Company estimates that the market value of the Company's investment in TEN Group, based on quoted market rates for Ten Network Holdings Limited at August 31, 2004, was approximately $1,648 million (2003 - $1,091 million).

4.    OTHER INVESTMENTS

                                                           2004                  2003
                                                     -------------------   ------------------
                                                                 MARKET               MARKET
                                                      COST      VALUE(1)    COST     VALUE(1)
INVESTMENTS IN PUBLICLY TRADED
   SECURITIES - AT COST
       Ulster Television plc                              -            -    92,006    108,841
       Other                                          5,369        5,369     3,742      3,742
                                                     ------     --------   -------   --------
                                                      5,369        5,369    95,748    112,583
                                                     ======     ========   =======   ========
INVESTMENTS IN PRIVATE COMPANIES - AT COST           10,454                 10,981

INVESTMENTS - ON AN EQUITY BASIS                      1,570                  6,293
                                                     ------                -------
                                                     17,393                113,022
                                                     ======                =======

      During 2003, the Company sold its investment in SBS Broadcasting S.A. for proceeds of $44.1 million resulting in an investment loss of $11.0 million.

      In June 2004, the Company sold its investment in Ulster Television for proceeds of $143.8 million resulting in an investment gain of $51.7 million.

      (1) The market value for publicly traded securities is based on quoted market prices.

5.    INVESTMENT IN FILM AND TELEVISION PROGRAMS

                                                2004                 2003
                                         -------------------  -------------------
                                         CURRENT   LONG TERM  CURRENT    LONG TERM
Broadcast rights (1)                      71,601      23,210   82,912      27,281
Non- theatrical films and
television programs:
Released (1)                                   -       4,482        -       3,679
Programs in progress                           -       5,775        -           -
                                         -------   ---------  -------    --------
                                          71,601      33,467   82,912      30,960
                                         =======   =========  =======    ========

      (1) Net of accumulated amortization.

      The Company expects that 40% of the unamortized cost of released film and television programs will be amortized during the year ended August 31, 2005. The Company expects that 87% of the unamortized cost of released film and television programs will be amortized during the three year period ended August 31, 2007. The Company expects that $0.5 million of participation liabilities will be paid during the year ended August 31, 2005.

6.    PROPERTY, PLANT AND EQUIPMENT

                                                           2004
                                            -----------------------------------
                                                       ACCUMULATED
                                             COST      AMORTIZATION      NET
Land                                         60,425               -      60,425
Buildings                                   197,343          33,415     163,928
Machinery and equipment                     695,674         304,853     390,821
Leasehold and land improvements              33,283          16,737      16,546
                                            -------    ------------    --------
                                            986,725         355,005     631,720
                                            =======    ============    ========

                                                           2003
                                            -----------------------------------
                                                       ACCUMULATED
                                             COST      AMORTIZATION      NET
Land                                         58,703               -      58,703
Buildings                                   179,214          29,972     149,242
Machinery and equipment                     672,962         258,392     414,570
Leasehold and land improvements              29,707          13,141      16,566
                                            -------    ------------    --------
                                            940,586         301,505     639,081
                                            =======    ============    ========

      Property, plant and equipment located in Canada was $586.0 million (2003 - $595.0 million) and in foreign jurisdictions was $45.7 million (2003 - $44.1 million).

7.    GOODWILL

                                                 2003
OPERATING SEGMENT                               REVISED         ADDITIONS      DIVESTITURES        OTHER             2004
-----------------                              ---------        ---------      ------------      ----------      -----------
Television - Canada                              510,876                -                 -               -          510,876
Television - New Zealand                          43,672(4)             -                 -           1,196(2)        44,868
Television - Ireland                               4,280(4)             -                 -               -            4,280
Radio - New Zealand                              100,353(4)             -                 -           5,470(2)       105,823
Publishing and Online - Canada                 1,707,595(4)             -                 -               -        1,707,595
                                               ---------        ---------      ------------      ----------      -----------
Total                                          2,366,776                -                 -           6,666        2,373,442
                                               =========        =========      ============      ==========      ===========

                                              2002                                                               2003
OPERATING SEGMENT                            REVISED         ADDITIONS      DIVESTITURES        OTHER           REVISED
Television - Canada                           515,437                -                 -          (4,561)(1)      510,876
Television - New Zealand                       42,346(4)             -                 -           1,326(2)        43,672(4)
Television - Ireland                            4,280(4)             -                 -               -            4,280(4)
Radio - New Zealand                            94,617(4)             -                 -           5,736(2)       100,353(4)
Publishing and Online - Canada              1,856,075(4)             -          (147,673)(3)        (807)(1)    1,707,595(4)
                                            ---------        ---------      ------------      ----------      -----------
Total                                       2,512,755                -          (147,673)          1,694        2,366,776
                                            =========        =========      ============      ==========      ===========

      (1) Decrease in goodwill was primarily related to the adjustment in WIC and CanWest Publications purchase equations to reflect the reversal of certain unutilized restructuring provisions (note 10).

      (2) Increase in goodwill was related to increase in currency translation rates.

      (3) In February 2003, the Company sold its interest in community newspapers and related assets in Southern Ontario resulting in a reduction of the goodwill related to that operating unit of $147.7 million.

      (4) During the year, the Company restated its balances for goodwill, intangibles, future income tax liabilities and other liabilities for prior years to reflect the following:

            (i) The original allocation of purchase price discrepancies related to Television - New Zealand, Television - Ireland, Radio - New Zealand, and Publishing and Online - Canada overlooked certain information available at the time. In addition, upon adoption of CICA 3062, Goodwill and Other Intangibles, the Company changed the useful life of certain intangibles to indefinite life; however, the future income tax liabilities related thereto were not adjusted. These matters affected the following balances as of August 31, 2003: goodwill reduced by $72.3 million (2002 - $77.0 million), broadcast licences reduced by $132.8 million (2002 - $122.8 million), other assets increased by $1.4 million (2002 - $1.4 million), accrued liabilities increased by $3.1 million (2002 - $3.1 million), income taxes payable increased by $12.7 million (2002 - $12.7 million), and future income tax liabilities reduced by $219.5 million (2002 - $214.2 million).

            (ii) On the divestiture of certain publishing assets from the Publishing and Online - Canada segment in 2002 and 2003, entries to record the disposals were allocated to goodwill as opposed to circulation, mastheads, and goodwill. As of August 2003, goodwill has been increased by $14.4 million (2002 - $10.7 million), circulation and other has been decreased by $2.3 million (2002 - $1.6 million), newspaper mastheads have been decreased by $19.6 million (2002 - $14.7 million), and future income tax liabilities have been decreased by $7.5 million (2002 - $5.6 million). These changes did not have an impact on previously reported income.

8.    INTANGIBLE ASSETS

                                                            2004
                                             -----------------------------------
                                                          ACCUMULATED
                                              COST        AMORTIZATION     NET
Finite life:
Circulation and other                        137,466         61,732       75,734

Indefinite life:
Broadcast licences                                                       514,167
Newspaper mastheads                                                      338,886
                                                                         -------
                                                                         853,053
                                                                         -------

TOTAL INTANGIBLE ASSETS                                                  928,787
                                                                         =======

                                                              2003
                                             --------------------------------------
                                                          ACCUMULATED
                                                COST      AMORTIZATION      NET
                                             REVISED(1)    REVISED(1)    REVISED(1)
Finite life:
Circulation and other                          137,466       44,232          93,234

Indefinite life:
Broadcast licences                                                          507,042
Newspaper mastheads                                                         338,886
                                                                         ----------
                                                                            845,928
                                                                         ----------

TOTAL INTANGIBLE ASSETS                                                     939,162
                                                                         ==========

      Amortization of intangible assets of $17.5 million was recorded in 2004 and 2003.

      (1) Balances at August 31, 2003 have been revised to reflect the adjustments described in note 7(4).

9.    LONG TERM DEBT

                                                       INTEREST                        INTEREST
                                                       RATE (1)          2004          RATE (1)       2003
                                                       --------        ---------       --------     ---------
Senior secured credit facility (2)                       8.6%            665,011          9.7%      1,311,139
Senior unsecured notes (3)                               6.3%            263,340          7.2%        277,020
Senior subordinated notes (4)                            7.3%            608,373          8.2%        638,899
Term and demand loan
    (euro)13,678 (2003 -(euro)17,201) (5)                3.4%             21,943          2.7%         26,177
Term bank loan
    NZ$200,000 (2003 - nil) (6)                          6.2%            173,120                            -
Junior subordinated notes (7)                           12.1%            881,116         12.1%        783,165
Other                                                                     15,423                            -
                                                                       ---------                    ---------
                                                                       2,628,326                    3,036,400
Effect of foreign currency swap                                          243,977                      193,989
                                                                       ---------                    ---------
Long term debt                                                         2,872,303                    3,230,389
Less portion due within one year                                         (31,712)                     (63,078)
                                                                       ---------                    ---------
Long term portion                                                      2,840,591                    3,167,311
                                                                       =========                    =========

      (1) The weighted average interest rate gives effect to interest rate swaps.

      (2) Credit facilities provide for revolving and term loans in the maximum amounts of $413.1 million and $665.0 million, respectively. At August 31, 2004 the Company had drawn on availabilities under its term facilities, including U.S. dollar loans of US$488.6 million, Canadian dollar loans of $21.8 million, and had nil drawn under revolving facilities. The revolving credit facility matures in November 2006. The amount of credit available under the $665.0 million term facilities decreases periodically based on scheduled repayments until maturity in August 2009. This credit facility is collateralized by substantially all the assets of the Company. The Canadian dollar debt bears interest at CDOR plus a margin and the US dollar debt bears interest at LIBOR plus a margin. During 2004, the Company refinanced these loans resulting in the extension of maturity dates and reduction of interest rates. In August 2004, the Company repaid US$153.6 million under this credit facility which resulted in a foreign exchange gain of $35.6 million, which has been included in foreign exchange gains on the income statement.

      The provisions of this credit facility require that, for fiscal years in which the credit rating for the credit facility is below a prescribed level, the Company make a prepayment of the credit facility equal to 50% of its free cash flow, as defined under the facility, for such fiscal year. The Company was required to make a prepayment of $41.5 million in January 2004 in respect of fiscal 2003. There are no prepayment requirements in respect of fiscal 2004 under this provision as a result of voluntary repayments made during the year.

      The Company has entered into an interest rate swap in the notional amount of $250 million to fix the interest payments on this revolving facility and subsequent revolving facilities until November 2009, resulting in an effective interest rate of 6.7% plus a margin. As a result of debt repayments a notional amount of $250 million was overhanging as at August 31, 2004 (2003 - nil) and its fair value was recognized in earnings. The Company has entered into an interest rate swap to fix the interest payments on its Canadian dollar term loans, until maturity, with a notional value of $278.3 million (2003 - $338.8 million) resulting in an effective interest rate of 6.3% plus a margin. As a result of debt repayments a notional amount of $256.5 million was overhanging as at August 31, 2004 (2003 - $174.9 million) and its fair value was recognized in earnings. The Company has also entered into a cross currency interest rate swap to fix its payments on its U.S. dollar term loans, until maturity, with a notional value of $1,061.5 million (2003 - $1,072.5 million) resulting in an effective interest rate of 6.4% plus a margin and a fixed currency exchange rate of US$1:$1.5485. As a result of debt repayments a notional amount of $305.0 million was overhanging as at August 31, 2004 (2003 - $67.9 million) and its fair value was recognized in earnings. For the year ended August 31, 2004, total overhanging swap losses of $110.9 million (2003 - $23.0 million) were charged to earnings. The resulting overhanging swap liability as at August 31, 2004 was $120.3 million (2003 - $24.6 million).

      (3) The US$200.0 million senior unsecured notes mature on April 3, 2013 and bear interest at 7.625%. The notes are redeemable at the Company's option, in whole at any time or in part from time to time, on or after April 15, 2008. The Company has entered into a US$200 million cross-currency interest rate swap resulting in floating interest rates on its senior unsecured notes at interest rates based on CDOR plus a margin and a fixed currency exchange rate of US$1:$1.4735 until May 2013.

      (4) The senior subordinated notes include loans of US$425.0 million and loans held by the majority shareholder of the Company in the amount of US$41.9 million (2003 - US$41.9 million) which mature on May 15, 2011 and bear interest at 10.625%. The notes rank junior to the Company's senior credit facility and are guaranteed by certain subsidiaries of the Company. The notes are redeemable at the Company's option, in whole at any time or in part from time to time, on or after May 15, 2006. The Company has entered into a US$425 million cross-currency interest rate swap resulting in floating interest rates on its senior subordinated notes at interest rates based on CDOR plus a margin and a fixed currency exchange rate of US$1:$1.5505.

      (5) These credit facilities provide for demand bank loans maturing December 2004 in the maximum amount of (euro)38.5 million (2003 -
      (euro)40.7 million). This facility is expected to be renewed annually. The debt bears interest at floating rates and is partially secured by a letter of credit provided by the Company. The Company has entered into an interest rate swap to fix the interest payments on (euro)10.0 million of its loan resulting in an effective interest rate of 3.23% until March 2008.

      (6) These credit facilities provide for revolving working capital and revolving term loans in the amount of NZ$25 million and NZ$200 million respectively. The working capital facility matures July 2007 and the term facility matures July 2009. No amounts were drawn under the working capital facility as at August 31, 2004. The debt bears interest at floating rates. The Company has entered into an interest rate swap to fix the interest payments on NZ$50 million of its New Zealand term bank loan resulting in an effective interest rate of 6.17% until July 2006.

      (7) The junior subordinated notes mature in November 2010, and bear interest at a fixed rate of 12.125%. At the Company's option, interest payments to November 2005 may be paid in cash, the issuance of additional notes, or subject to conditions, the issuance of non-voting shares of the Company. The notes rank junior to senior debt and are guaranteed by certain subsidiaries of the Company. The notes include $96.9 million in notes issued during 2004 in satisfaction of interest as well as an accrual of $9.2 million for notes to be issued in January 2005 (2003 - $110.1 million and $8.2 million respectively). Subsequent to year end these notes were settled through the issuance of new 8% Senior Subordinated notes (see note 24).

      Under its Senior Secured Credit facility the Company is required to maintain a fair value of its interest rate swaps and foreign currency and interest rate swaps above a prescribed minimum liability ($500 million as at August 31, 2004, increased to $600 million subsequent to year end). There are also prescribed minimum liabilities with individual counterparties, which have two-way recouponing provisions. The Company was required to make net recouponing payments of $28.0 million during 2004 (2003 - $3.0 million). Further strengthening of the Canadian currency and/or declining interest rates may result in further payments to counterparties.

      The Company is subject to covenants under certain of the credit facilities referred to above, including thresholds for leverage and interest coverage, and is also subject to certain restrictions under negative covenants.

      Principal payments of long term debt, based on terms existing at August 31, 2004 over the next five years, are:

Year ending August 31,             2005            31,712
                                   2006             9,726
                                   2007            10,671
                                   2008            10,546
                                   2009           921,583

10.   RESTRUCTURING ACCRUALS

      As at August 31, 2002, the Company had restructuring accruals of $46.5 million related to its acquisition and restructuring of the National Post, WIC Western International Communications Ltd. ("WIC") and its publishing properties.

      In 2003, the Company undertook restructuring activities in its Canadian Media and Entertainment operations. The restructuring expense related to the following operating segments: Canadian Broadcasting - $3.0 million, Canadian Publishing and Online - $8.9 million, and Corporate and Other - $1.1 million.

      In 2003, the Company reversed certain unutilized restructuring accruals in the amount of $8.1 million as a result of changes in estimates. The reversal was recorded as a reduction of goodwill.

      In 2004, the Company restructured certain other Canadian broadcast operations including the centralization of traffic and master control operations. The $2.4 million cost consisted of employee severance.

      For the year ended August 31, 2004, expenditures charged to the restructuring accruals were $11.2 million (August 31, 2003 - $36.2 million). The balance of the restructuring accruals is expected to be substantially disbursed by August 31, 2005.

                                                       LEASE/
                                                      CONTRACT
                                      SEVERANCE       TERMINATION       INTEGRATION           OTHER         TOTAL
                                      ---------       -----------       -----------         ---------     ---------
Balance August 31, 2002                  22,966             2,721               250            20,575        46,512
Canadian Media operations                12,989                 -                 -                 -        12,989
Expenditures - 2003                     (21,635)             (293)                -           (14,301)      (36,229)
Reversals                                (4,117)                -                 -            (3,934)       (8,051)
                                      ---------       -----------       -----------         ---------     ---------
Balance August 31, 2003                  10,203             2,428               250             2,340        15,221
Canadian television                       2,445                 -                 -                 -         2,445
Expenditures - 2004                      (7,630)           (2,269)                -            (1,341)      (11,240)
                                      ---------       -----------       -----------         ---------     ---------
Balance August 31, 2004                   5,018               159               250               999         6,426
                                      =========       ===========       ===========         =========     =========

11.   CAPITAL STOCK

AUTHORIZED

      Authorized capital consists of an unlimited number of preference shares issuable in series, multiple voting shares, subordinate voting shares and non-voting shares.

      The multiple voting shares, the subordinate voting shares and the non-voting shares rank equally on a per share basis in respect of dividends and distributions of capital, and are subordinate to the preference shares. Subordinate voting shares carry one vote per share, and multiple voting shares carry ten votes per share. Non-voting shares do not vote, except at meetings where the holders of such shares would be entitled, by law, to vote separately as a class.

      Multiple voting shares are convertible into subordinate voting shares and non-voting shares on a one-for-one basis at any time at the option of the holder. Subordinate voting shares are convertible into non-voting shares on a one-for-one basis at any time at the option of the holder. Non-voting shares are convertible into subordinate voting shares on a one-for-one basis provided the holder is Canadian.

      Series 1 preference shares carry 19 votes per share, and carry preferential votes pertaining to the election of up to two directors of the Company. Each series 1 preference shares is convertible, at the option of the holder, into 0.15 subordinate voting or non-voting shares.

      Series 2 preference shares were issued on the amalgamation of subsidiaries of the Company, including CanWest Broadcasting Ltd. and were held by the former minority shareholders of CanWest Broadcasting Ltd. Series 2 preference shares are not eligible to vote. Series 2 preference shares were, at the option of the Company, redeemable for cash, or convertible to subordinate voting or non-voting shares based on the market value of the subordinate voting or non-voting shares at the date of conversion. On December 18, 2002 the Company elected to redeem all of its outstanding series 2 preference shares recorded at $50.0 million for an aggregate redemption price of $57.7 million.

      The series 1 and 2 preference shares are not entitled to dividends and distributions in the normal course or in respect of a liquidation or wind-up and have no right to vote separately as a class.

ISSUED                                                 2004             2003
76,785,976 (2003 - 76,785,976)
     multiple voting shares                            3,199            3,199

98,667,438 (2003 - 98,280,291)
     subordinate voting shares                       820,625          815,545

1,825,718 (2003 - 2,066,248)
     non-voting shares                                24,804           28,080
                                                     -------          -------

                                                     848,628          846,824
                                                     =======          =======

      Changes in outstanding share capital during the two years ended August 31, 2004 were as follows:

                                                                 NUMBER OF
                                                                  SHARES             $
MULTIPLE VOTING SHARE CAPITAL:
   Balance - August 31, 2003 and 2004                            76,785,976           3,199
                                                                ===========     ===========
SUBORDINATE VOTING SHARE CAPITAL:
   Balance - August 31, 2002                                     98,371,658         816,418
   Changes pursuant to:
         Share purchase plans                                        58,454             369
         Exercise of stock options                                   13,031              33
         Redeemed fractions                                              (4)              -
         Conversion to non-voting shares - net                     (162,848)         (1,275)
                                                                -----------     -----------
   Balance - August 31, 2003                                     98,280,291         815,545
   Changes pursuant to:
         Share purchase plans                                        32,561             446
         Exercise of stock options                                  114,056           1,358
         Conversion from non-voting shares - net                    240,530           3,276
                                                                -----------     -----------
   Balance - August 31, 2004                                     98,667,438         820,625
                                                                ===========     ===========
NON-VOTING SHARE CAPITAL:
   Balance - August 31, 2002                                      1,903,401          26,805
   Changes pursuant to:
         Redeemed fractions                                              (1)              -
         Conversion from subordinate voting shares - net            162,848           1,275
                                                                -----------     -----------
   Balance - August 31, 2003                                      2,066,248          28,080
   Changes pursuant to:
         Conversion to subordinate voting shares - net             (240,530)         (3,276)
                                                                -----------     -----------
   Balance - August 31, 2004                                      1,825,718          24,804
                                                                ===========     ===========
   SERIES 2 PREFERENCE SHARE CAPITAL:
   Balance - August 31, 2002                                         21,783          50,000
         Redemption of shares                                       (21,783)        (50,000)
                                                                -----------     -----------
   Balance - August 31, 2003 and 2004                                     -               -
                                                                ===========     ===========

      SHARE COMPENSATION PLANS

      The Company's board of directors has approved share compensation plans, the purpose of which is to provide employees and certain directors of the Company and its subsidiaries with the opportunity to participate in the growth and development of the Company through the granting of options and share purchase loans. At any time, the number of subordinate voting and non-voting shares reserved and set aside for purposes of the plans may not exceed 10% of the issued shares of the Company.

      Options vest over a five or six-year period, are fully exercisable on vesting and expire ten years after issuance, except that under certain specified conditions the options vest and become exercisable immediately. The exercise price represents the market trading price at the date on which the option was granted.

      Under management and employee share purchase plans, employees may purchase subordinate voting shares or non-voting shares from treasury at the market trading price using non-interest bearing short term loans provided by the Company. The shares are held as collateral by a trustee until the loans are repaid.

      The Company adopted the fair value method of accounting for share based compensation on a prospective basis for options granted subsequent to September 1, 2003, resulting in compensation expense and a credit to contributed surplus of $1.0 million for the year ended August 31, 2004. The fair value of the options granted during the year ended August 31, 2004 was estimated using the Black-Scholes option pricing model with the assumptions of no dividend yield, an expected volatility of 52% (2003 - 54%), risk free interest rates of 4.4% to 4.9% (2003 - 4.5% to 4.9%) and an expected life of 7 to 9 years (2003 - 7 to 9 years).

      The total fair value of 523,000 stock options granted by the Company in the year ended August 31, 2004 with an exercise price of $12.85 per option was $4.0 million, a weighted average fair value per option of $7.58. During 2003, 394,500 stock options were granted with a total fair value of $1.5 million, and a weighted average fair value per option of $3.81

      The following are proforma results reflecting the fair value based method of accounting for share-based compensation for options issued prior to September 1, 2003.

      The proforma cost of share compensation expense if the Company had adopted the fair value method retroactively for the year ended August 31, 2004 would be $1.6 million (2003 -$1.6 million). A value of $2.8 million would be charged to proforma net earnings in future years according to the vesting terms of the options. The resulting proforma net earnings from continuing operations, basic and diluted earnings per share for the year ended August 31, 2004 would have been $192.7 million, $1.09 and $1.09 respectively (2003 - $113.2 million, $0.60, and $0.60). The resulting proforma net earnings (loss), basic and diluted earnings per share for the year ended August 31, 2004 would have been ($15.0) million, ($0.09) and ($0.09) respectively (2003 - $44.5 million, $0.21, and 0.21).

      The Company's proforma disclosure does not apply to awards prior to 1996.

      Changes in outstanding options to purchase subordinate voting shares or non-voting shares for the two years ended August 31 were as follows:

                                                                 2004                        2003
                                                        -----------------------     ---------------------
                                                                        AVERAGE                   AVERAGE
                                                         OPTIONS         PRICE       OPTIONS       PRICE
Options outstanding, beginning of year                  2,075,561        13.95      1,819,268      15.24
Changes pursuant to:
  Options granted                                         523,000        12.85        394,500       7.21
  Options exercised                                      (114,056)       11.91        (13,031)      2.51
  Options expired                                          (5,798)       15.22        (52,313)     14.88
  Options forfeited                                      (118,224)       15.21        (72,863)     10.98
                                                        ---------                   ---------

Options outstanding, end of year                        2,360,483        13.74      2,075,561      13.95
                                                        =========                   =========

Options exercisable as at August 31                     1,314,380        15.45      1,343,030      15.15

      The following options to purchase subordinate voting shares or non-voting shares were outstanding and exercisable as at August 31, 2004:

 RANGE OF                           WEIGHTED          WEIGHTED                          WEIGHTED
 EXERCISE                           AVERAGE           AVERAGE                           AVERAGE
  PRICES         NUMBER         REMAINING LIFE     EXERCISE PRICE      NUMBER       EXERCISE PRICE
    $          OUTSTANDING          YEARS                $           EXERCISABLE           $
1 - 5                5,346            0.3                4.54              5,346          4.54
5 - 10             412,353            8.1                7.32             59,603          7.19
10 - 15          1,150,945            5.5               12.78            667,545         12.76
15 - 20            504,791            5.6               16.23            294,838         16.43
20 - 25            280,369            3.6               22.54            280,369         22.54
25 and over          6,679            3.3               25.67              6,679         25.67
               -----------                                           -----------
                 2,360,483            5.7               13.74          1,314,380         15.45
               ===========                                           ===========

12.   EARNINGS PER SHARE

      Basic earnings per share are calculated using the daily weighted average number of shares outstanding.

      Diluted earnings per share are calculated using the daily weighted average number of shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year, or when the underlying options or convertible securities were granted or issued, if later. The treasury stock method is employed to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of options to acquire shares.

      The following table provides a reconciliation of the numerators and denominators used in computing basic and diluted earnings per share.

                                                                        2004             2003
Net earnings from continuing operations                                  194,299          114,798
Excess of redemption price over carrying value of preferred
  shares                                                                       -           (7,672)
                                                                    ------------     ------------
Net earnings from continuing operations                                  194,299          107,126
Net loss from discontinued operations                                   (207,777)         (68,710)
                                                                    ------------     ------------
Net earnings (loss) available to common shareholders                     (13,478)          38,416
                                                                    ============     ============

Basic weighted average shares outstanding during the year            177,235,944      177,108,738
Dilutive effect of options                                               158,074            8,025
                                                                    ------------     ------------
Diluted weighted average shares outstanding during the year          177,394,018      177,116,763
                                                                    ============     ============
Options outstanding that would have been anti-dilutive                 1,930,283        2,056,178
                                                                    ============     ============

13.   CUMULATIVE TRANSLATION ADJUSTMENTS

      The cumulative foreign currency translation adjustments account reflects the net changes in the respective book values of the Company's investments in self-sustaining foreign operations due to exchange rate fluctuations since the respective dates of their acquisition or start-up.

      The changes in this account arise from changes in the Australian, New Zealand, Euro and U.S. currencies relative to the Canadian currency, and changes in the Company's net investment in the book values of international operations.

      Changes in this account were as follows:

                                                                              2004        2003
Deferred loss, beginning of year                                              30,646      41,534
Deferred foreign currency gain during the year                                (9,802)    (11,810)
Realization of translation gain (loss) due to distributions
     and divestitures                                                         (7,023)        922
                                                                            --------    --------

Deferred loss, end of year                                                    13,821      30,646
                                                                            ========    ========

      The balance of cumulative translation adjustments at the end of the year represents net unrealized losses (gains) as follows:

                                                                              2004        2003
Australian dollar                                                              8,242       5,705
New Zealand dollar                                                            (1,102)     21,506
Euro                                                                           1,032         282
United States dollar                                                           5,649       3,153
                                                                            --------    --------

                                                                              13,821      30,646
                                                                            ========    ========

14.   INCOME TAXES

      The Company's provision for income taxes reflects an effective income tax rate which differs from the combined Canadian statutory rate as follows:

                                                                  2004        2003
Income taxes at combined Canadian statutory
   rate of 35.2% (2003 - 36.6%)                                   32,527       5,998
Non-taxable portion of capital gains                             (36,733)     (3,705)
Effect of valuation allowance on future tax assets                 2,200      (8,057)
Effect of foreign income tax rates differing from
   Canadian income tax rates                                      (4,821)     (1,477)
Large corporation tax                                              4,567       3,853
Effect of future tax rates differing from current rates            9,398       3,011
Non deductible expenses                                            2,824       1,832
Effect of resolved tax dispute                                   (19,667)          -
Other                                                               (476)      1,078
                                                                --------    --------
Provision for (recovery of) income taxes                         (10,181)      2,533
                                                                ========    ========

      An analysis of net earnings (loss) from continuing operations before tax by jurisdiction follows:

                                                   2004        2003
Canada                                            (85,550)     (7,854)
Foreign                                           177,905      24,256
                                                 --------    --------
Net earnings before tax                            92,355      16,402
                                                 ========    ========

      An analysis of the provision for (recovery of) current and future income taxes by jurisdiction follows:

                                                   2004        2003
Current income taxes
    Canada                                          9,704      22,219
    Foreign                                         3,306         371
                                                 --------    --------
                                                   13,010      22,590
                                                 --------    --------
Future income taxes
    Canada                                        (23,149)    (20,319)
    Foreign                                           (42)        262
                                                 --------    --------
                                                  (23,191)    (20,057)
                                                 --------    --------
Provision for (recovery of) income taxes          (10,181)      2,533
                                                 ========    ========

      Significant components of the Company's future tax assets and liabilities are as follows:

                                                                  2004            2003
                                                                               REVISED(1)
FUTURE TAX ASSETS
Non-capital loss carryforwards                                    151,130         132,311
Net-capital loss carryforwards                                      2,200               -
Accounts payable, other accruals and interest rate
   and foreign currency swap liability                             48,219          29,756
Pension and post retirement benefits                                9,028           7,139
Less: Valuation allowance                                         (91,140)        (62,620)
                                                                ---------      ----------
Total future tax assets                                           119,437         106,586
                                                                ---------      ----------
FUTURE TAX LIABILITIES
Capital cost allowances in excess of book
   amortization                                                    82,314          75,112
Pension obligations                                                 2,428           2,404
Intangible assets                                                 164,397         160,232
Other assets                                                       11,069          28,395
                                                                ---------      ----------
Total future tax liabilities                                      260,208         266,143
                                                                ---------      ----------
Net future tax liability                                          140,771         159,557
Current future tax asset                                            6,166          20,223
Current future tax liability                                       (6,072)         (6,072)
Discontinued operations' future tax liability                        (405)              -
                                                                ---------      ----------
Net long term future tax liability                                140,460         173,708
                                                                =========      ==========

      (1)Balances for future tax liabilities as at August 31, 2003 have been revised to reflect the adjustments described in note 7(4).

      As at August 31, 2004, the Company had non-capital loss carry forwards for income tax purposes of $583.1 million, that expire as follows: 2006 - $2.0 million, 2007 - $9.2 million, 2008 - $31.1 million, 2009 - $62.1 million, 2010 -
      $110.2 million, thereafter - $368.5 million.

      The recognition and measurement of the current and future tax assets and liabilities involves dealing with uncertainties in the application of complex tax regulations in a number of jurisdictions and in the assessment of the recoverability of future tax assets. Actual income taxes could vary from these estimates as a result of future events, including changes in income tax laws or the outcome of tax reviews by tax authorities and related appeals. To the extent that the final tax outcome is different from the amounts that were initially recorded such differences will impact the income tax provision in the period in which the determination is made.

15.   INVESTMENT GAINS, LOSSES AND WRITE-DOWNS

      The Company has recorded the following investment gains, losses and writedowns.

                                                              2004         2003
Gain on sale of investment in UTV (note 4)                    51,717           -
Gain on New Zealand transaction (note 2)                      65,515           -
Gain on sale of community newspapers (note 2)                      -      21,269
Loss on sale of SBS Broadcasting S.A. (note 4)                     -     (10,952)
Dilution gain - TEN Group (note 3)                             1,889       1,895
Other gains (losses) and write-downs                          (3,827)     (2,972)
Write-off deferred financing costs                            (4,500)          -
                                                             -------     -------
                                                             110,794       9,240
                                                             =======     =======

16.   DISCONTINUED OPERATIONS

      Following a period of poor financial performance and continued weakness in international demand for its films and television programs, the Company has commenced a process to sell its Fireworks Entertainment Division. As a result, the results of operations of Fireworks have been classified as loss from discontinued operations in the consolidated statements of earnings, the net cash flows are classified as operating, investing and financing activities from discontinued operations in the consolidated statements of cash flows and the assets and liabilities have been classified on the consolidated balance sheets as assets and liabilities of discontinued operations. An impairment charge of $211.0 million including goodwill impairment of $30.9 million was recorded to adjust the assets to fair value based on recent estimates less cost to dispose. Included in the loss from discontinued operations is a charge of $1.1 million related to the estimated transaction costs. The consolidated balance sheets as at August 31, 2003 and the consolidated statements of earnings and the consolidated statements of cash flows for the year ended August 31, 2003 have been restated for purposes of comparability. Prior to the classification as a discontinued operation, these results were reported within the Canadian Entertainment segment. The Company expects to complete a sale transaction within the next six months.

      The loss from discontinued operations of Fireworks are summarized as follows:

                                                        2004              2003
Revenue                                                115,852           182,255
                                                     =========          ========
Loss from discontinued operations before
  tax expense                                         (207,078)          (68,138)
Income tax expense                                         699               572
                                                     ---------          --------

Loss from discontinued operations                     (207,777)          (68,710)
                                                     =========          ========

Loss from discontinued operations per share:
Basic and diluted                                   ($    1.18)        ($   0.38)

      The carrying value of the net assets related to the discontinued Fireworks Entertainment division is as follows:

                                                   2004         2003
Accounts receivable                                85,269      123,122
Other current assets                                3,825          690
                                                 --------     --------
Total current assets                               89,094      123,812
                                                 --------     --------
Property, plant and equipment                           -          951
Investment in film and television programs         37,971      239,346
Goodwill                                                -       30,856
Other assets                                          405       10,775
                                                 --------     --------
Total non current assets                           38,376      281,928
                                                 --------     --------
Debt (1)                                          (23,571)     (84,308)
Other current liabilities                         (46,145)     (93,720)
                                                 --------     --------
Total current liabilities                         (69,716)    (178,028)
                                                 --------     --------
Net assets                                         57,754      227,712
                                                 ========     ========

      (1). The three year revolving facility is collateralized by certain assets of Fireworks Entertainment Inc., matures in May 2005 and bears interest at floating rates of LIBOR plus a margin. The availability under this facility is based on acceptable receivables; as at August 31, 2004 US$14.7 million was advanced (August 31, 2003 - US$57.8 million). The facility contains profitability and financial ratio covenants, certain of which were not met at August 31, 2004 and accordingly, the debt has been classified as current.

17.   STATEMENTS OF CASH FLOWS

      The following amounts comprise the net change in non-cash operating accounts included in the statements of cash flows excluding non-cash operating accounts related to discontinued operations:

                                                       2004         2003
CASH GENERATED (UTILIZED) BY:
Accounts receivable                                    9,884        4,796
Investment in film and television programs            15,842        7,396
Inventory                                              1,060        4,681
Other current assets                                  (4,944)       2,673
Other assets                                          (5,405)      (4,006)
Accounts payable and accrued liabilities             (49,104)     (50,085)
Income taxes payable                                 (19,102)      58,846
Deferred revenue                                       1,892        1,360
Film and program accounts payable                     (8,591)       5,446
                                                     -------      -------
                                                     (58,468)      31,107
                                                     =======      =======

      The following amounts were paid on account of interest and income taxes:

                                                       2004         2003
Interest                                             204,328      315,908
Income taxes                                          26,648        9,383

18.   RETIREMENT ASSETS AND OBLIGATIONS

      The Company has a number of funded and unfunded defined benefit plans, as well as defined contribution plans, that provide pension, other retirement and post retirement benefits to its employees. Its defined benefit pension plans are based on years of service and final average salary. Pension benefits are indexed to the rate of inflation. Information on the Company's pension and post retirement benefit plans follows:

                                                                                            POST RETIREMENT
                                                            PENSION BENEFITS (1)              BENEFITS (2)
                                                        ----------------------------    ------------------------
                                                             2004            2003          2004          2003
PLAN ASSETS
Fair value - beginning of year                              250,877         254,906              -             -
Divestiture                                                     (25)         (1,330)             -             -
Actual return (loss) on plan assets                          19,538         (10,368)             -             -
Employer contributions                                       13,883          10,693            277           275
Employee contributions                                        6,125           6,322              -             -
Benefits paid and administrative expenses                   (13,691)         (9,346)          (277)         (275)
                                                        -----------     -----------     ----------    ----------
Fair value - end of year                                    276,707         250,877              -             -
                                                        ===========     ===========     ==========    ==========

PLAN OBLIGATIONS
Accrued benefit obligation - beginning of
 year                                                       337,436         277,612         30,724        40,429
Divestiture                                                       -          (2,000)             -             -
Amendment to plan                                                 -          16,808              -             -
Settlements                                                       -               -              -        (3,195)
Accrued interest on benefits                                 22,413          20,622          2,334         2,868
Current service cost                                         17,078          17,055          1,260         1,235
Benefits paid                                               (13,064)         (9,346)          (277)         (275)
Actuarial loss (gain)                                         2,286          16,685            944       (10,338)
                                                        -----------     -----------     ----------    ----------
Accrued benefit obligation - end of year                    366,149         337,436         34,985        30,724
                                                        ===========     ===========     ==========    ==========

The Company's accrued benefit asset
(liability) is determined as follows:

Accrued benefit obligation                                  366,149         337,436         34,985        30,724
Fair value of plan assets                                   276,707         250,877              -             -
                                                        -----------    ------------     ----------    ----------
Plan deficit                                                (89,442)        (86,559)       (34,985)      (30,724)
Unamortized net actuarial loss (gain)                        82,609          84,481         (7,930)       (8,870)
Unamortized transitional obligation                           5,786           6,220          3,026         3,329
Unamortized past service costs                               14,936          16,142            973         1,110
                                                        -----------     -----------     ----------    ----------
Accrued plan asset (liability)                               13,889          20,284        (38,916)      (35,155)
Valuation allowance                                            (722)           (770)             -             -
                                                        -----------     -----------     ----------    ----------
Accrued plan asset (liability), net of
  valuation allowance                                        13,167          19,514        (38,916)      (35,155)
                                                        ===========     ===========     ==========    ==========

The accrued pension benefit asset is included in long term other assets and the accrued post retirement benefit liability is included in other long term liabilities in the Consolidated balance sheet.

                                  ACTUAL           TARGET
                                  ------           ------
Plan assets consist of:
Equity securities                   53%               60%
Debt securities                     42%               40%
Other                                5%                -
                                   ---               ---
Total                              100%              100%
                                   ===               ===

The pension plans have no investment in shares of the Company.

The Company measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at June 30 of each year. The most recent actuarial valuation for the most significant of our pension plans, which make up over half of our accrued benefit obligation, was as of January 1, 2001. The next required valuation will be as of January 1, 2004 with an expected completion date of December 31, 2004. The investment strategy for pension plan assets is to utilize a balanced mix of equity and fixed income portfolios, with limited additional diversification, to earn a long-term investment return that meets our pension plan obligations. Active management strategies and style diversification strategies are utilized in anticipation of realizing investment returns in excess of market indices.

Total cash payments for 2004, consisting of cash contributed by the Company to its funded pension plans, cash payments to beneficiaries for its post-retirement plans, and cash contributed to its defined contribution plans, was $16.6 million (2003 - $13.3 million)

The Company's pension benefit expense is determined as follows:

                                          Year ended August 31, 2004             Year ended August 31, 2003
                                     ------------------------------------    ------------------------------------
                                     Incurred      Matching    Recognized    Incurred      Matching     Recognized
                                     in year    adjustments(3)  In year       in year   adjustments(3)    In year
Current service cost                   17,078             -      17,078       17,055             -        17,055
Employee contributions                 (6,125)            -      (6,125)      (6,322)            -        (6,322)
Accrued interest on benefits           22,413             -      22,413       20,622             -        20,622
Return on plan assets                 (19,538)        1,227     (18,311)      10,368       (28,428)      (18,060)
Plan amedment                               -             -           -       16,808       (16,808)            -
Transitional obligation                     -           434         434            -           610           610
Past service costs                          -         1,206       1,206            -           808           808
Net actuarial loss                      2,286         1,227       3,513       16,685       (15,169)        1,516
Changes in valuation allowance              -           (48)        (48)           -          (146)         (146)
                                   ----------     ---------    --------     --------      --------      --------
Benefit expense                        16,114         4,046      20,160       75,216       (59,133)       16,083
Employer contribution to the
    defined contribution plan           2,476             -       2,476        2,299             -         2,299
                                   ----------     ---------    --------      -------       -------      --------
Total pension benefit expense          18,590         4,046      22,636       77,515       (59,133)       18,382
                                   ==========     =========    ========     ========       =======      ========

The Company's post retirement benefit expense is determined as follows:

                                         Year ended August 31, 2004               Year ended August 31, 2003
                                   -----------------------------------      --------------------------------
                                      Incurred     Matching     Recognized   Incurred     Matching       Recognized
                                      in year   adjustments(3)     In year    in year   adjustments(3)     In year
Current service cost                    1,260             -        1,260        1,235             -         1,235
Accrued interest on benefits            2,334             -        2,334        2,868             -         2,868
Transitional obligation                     -           303          303            -         1,609         1,609
Past service costs                          -           137          137            -        (1,110)       (1,110)
Net actuarial loss                        944          (941)           3      (10,338)       10,370            32
                                   ----------     ----------     -------      -------      --------      --------
Total post retirement benefit
   expense                              4,538          (501)       4,037       (6,235)       10,869         4,634
                                   ==========     ==========     =======      =======      ========      ========

                                                                                           POST RETIREMENT
                                                                     PENSION BENEFITS          BENEFITS
                                                                     ----------------          --------
                                                                  2004          2003       2004         2003
Significant actuarial assumptions in measuring the Company's accrued benefit obligations as at June 30 are as follows:
Discount rate                                                    6.50%            6.50%    6.50%     6.50-6.75%
Rate of compensation increase                                    3.50%       3.50-4.50%       -              -

Significant actuarial assumptions in measuring
the Company's benefit costs as at June 30 are as follows:
Discount rate                                                    6.50%            6.75%    6.50%     6.50-6.75%
Expected long-term rate of return on pension plan assets         7.25%       6.75-7.25%       -              -
Rate of compensation increase                                    3.50%            3.50%       -              -

The discount rate was estimated by applying Canadian corporate AA zero coupon bonds to the expected future benefit payments under the plans. For fiscal 2005, the expected long-term rate of return on plan assets will continue to be 7.25%, based on experience and discussions with plan managers. In 2005, the Company expects to contribute $13.2 million to its pension plans and $0.3 million to its other postretirement benefit plans.

Benefit payments, which reflect expected future service, are expected to be paid as follows for the years ending August 31:

Year ending August 31,             2005                                   10,454
                                   2006                                   12,272
                                   2007                                   13,947
                                   2008                                   16,010
                                   2009                                   18,665
                                   2010-2014                             135,287

(1) As at August 31, 2004 the Company has defined benefit pension plans that are not fully funded. These plans have aggregate plan assets of $196.7 million (2003 - $208.7 million) and aggregate benefit obligations of $291.0 million (2003 - $297.1 million)

(2) Includes post retirement health, dental, and life insurance benefits. The assumed health care cost trend rates for the next year used to measure the expected cost of benefits covered for the post retirement health and life plans were 10.0% for medical and 7.0% for dental, decreasing to an ultimate rate of 5.0% for medical and 6.0% for dental in 2009 and 2010, respectively. A one percentage point increase in assumed health care cost trend rates would have increased the service and interest costs and obligation by $0.5 million and $5.5 million, respectively. A one percentage point decrease in assumed health care cost trends would have lowered the service and interest costs and the obligation by $0.4 million and $4.4 million, respectively.

(3) Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

19.   FINANCIAL INSTRUMENTS

      Financial instruments consist of the following:

                                                     2004                                   2003
                                         -------------------------------        -----------------------------
                                            CARRYING         FAIR                 CARRYING         FAIR
                                             VALUE          VALUE                  VALUE           VALUE
Short term assets                           479,637         479,637                513,614         513,614
Other investments                            17,393          23,543                113,022         129,714
Short term liabilities                      312,039         312,039                371,665         371,665
Long term debt                            2,872,303       2,742,573              3,230,389       3,112,220
Other long term accrued
    liabilities                              92,444          92,444                112,960         112,960
Interest rate and cross-currency
    swap liabilities                        120,341         431,699                 24,646         356,956

      The fair values of short-term assets and liabilities, which include cash, accounts receivable, distributions receivable from TEN Group, accounts payable and accrued liabilities, income taxes payable and film and program accounts payable approximate their fair values due to the short term nature of these financial instruments.

      The fair value of other investments is primarily based on quoted market prices for publicly traded securities, and the most recent purchase transactions and agreements and comparable valuations for non-listed securities.

      The fair value of long term debt subject to floating interest rates approximates the carrying value. The fair value of long term debt, subject to fixed interest rates, is estimated by discounting future cash flows, including interest payments, using rates currently available for debt of similar terms and maturity.

      The fair values of other long term liabilities, including film and television program accounts payable, approximate their carrying values.

      The fair values of interest rate and cross-currency interest rate swaps are based on the amounts at which they could be settled based on estimates of market rates.

      CREDIT RISK

      The Company is exposed to credit risk, primarily in relation to accounts receivable. Exposure to credit risk varies due to the concentration of individual balances with large advertising agencies. The Company performs regular credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable.

      INTEREST RATE RISK

      The Company manages its exposure to fluctuations in interest rates through the use of interest rate and cross-currency interest rate swap agreements, more fully described in note 9.

20.   JOINTLY CONTROLLED ENTERPRISE

      The following amounts included in the consolidated financial statements represent the Company's proportionate interest in joint ventures.

                                                                 2004              2003
BALANCE SHEETS
Assets
   Current assets                                                11,140            10,182
   Long term assets                                               9,695             9,823
                                                                -------           -------
                                                                 20,835            20,005
                                                                =======           =======
Liabilities
   Current liabilities                                           28,902            33,692
   Long term liabilities                                              -                 -
                                                                -------           -------
                                                                 28,902            33,692
                                                                =======           =======

STATEMENTS OF EARNINGS
Revenue                                                          31,634            29,461
Expenses                                                         27,591            27,674
                                                                -------           -------
Net earnings                                                      4,043             1,787
                                                                =======           =======

STATEMENTS OF CASH FLOWS
Cash generated (utilized) by:
   Operating activities                                           7,633             6,833
   Investing activities                                             117               (70)
   Financing activities                                          (5,230)           (6,602)
                                                                -------           -------
   Net increase in cash                                           2,520               161
                                                                =======           =======

21.   RELATED PARTY TRANSACTIONS

      Senior subordinated notes held by CanWest Communications Corporation, the Company's parent, totaled $55.0 million (US$41.9 million) at August 31, 2004 (2003 - $58.1 million). This debt matures on May 15, 2011 and bears interest at 10.625%. During 2004, interest expense related to this debt totaled $6.3 million (2003 - $6.4 million). In 2003, CanWest Communications Corporation exchanged these Canadian dollar denominated notes for United States dollar denominated notes. The exchange was completed pursuant to the provisions of the original note indenture.

      In June 2003, a company in which an affiliate of CanWest Communications Corporation holds a 50% interest, acquired the TD Centre in Winnipeg, Manitoba, a building in which the Company is a tenant. During 2004, rent paid to this company amounted to $1.1 million (2003 - $0.2 million).

22.   COMMITMENTS, CONTINGENCIES AND GUARANTEES

      COMMITMENTS

      (a) The Company has entered into a Management Services Agreement with The Ravelston Corporation Limited ("Ravelston"). The agreement provides for annual payments of $6.0 million. Either party upon six months notice may terminate the agreement. In the event of termination by the Company, a fee of $45 million is payable. In the event of termination by Ravelston, or in the event that Ravelston is unable to perform the services in accordance with the agreement, a fee in the amount of $22.5 million is payable.

      (b) The Company has entered into various agreements for the right to broadcast certain feature films and syndicated television programs in the future. These agreements, which range in term from one to five years, generally commit the Company to acquire specific programs or films or certain levels of future productions. The acquisition of these additional broadcast rights is contingent on the actual production and/or the airing of the programs or films. Management estimates that these agreements will result in future annual broadcast rights expenditures of $270 million.

      (c) The Company's future minimum payments under the terms of its operating leases are as follows:

2005          27,554
2006          24,527
2007          21,629
2008          16,839
2009          17,829
thereafter    45,564

      CONTINGENCIES

      (a) On December 17, 2003 the Company filed a statement of claim against Hollinger International Inc., Hollinger Inc. and certain related parties in the amount of $25.7 million plus interest representing amounts owed to the Company related to its acquisition of 50% of The National Post Company partnership in March 2002. In August 2004, the Company obtained a summary judgment in respect of its claim against Hollinger for $22.5 million of this claim plus interest. The receivable and related accrued interest are classified as accounts receivable. The Company has also requested arbitration related to a further

            $76.8 million owed by Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership related to certain unresolved matters related to its November 15, 2000 acquisition of certain newspaper assets from Hollinger International Inc. and Hollinger Canadian Newspapers Limited Partnership (note 2). Hollinger International disputes this claim and claims that it and certain of its affiliates are owed $45 million by the Company.

      (b) In March 2001, a statement of claim was filed against the Company and certain of the Company's subsidiaries by CanWest Broadcasting Ltd.'s ("CBL's") former minority interests requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The action was stayed on the basis that the Ontario courts have no jurisdiction to try the claim. In April 2004, a statement of claim was filed in Manitoba, which was substantially the same as the previous claim, seeking damages of $405 million. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The Company intends to vigorously defend this lawsuit.

      (c) The Company is involved in various legal matters arising in the ordinary course of business. The resolution of these matters is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

      GUARANTEES

      In connection with the disposition of assets, the Company has provided customary representations and warranties that range in duration. In addition, as is customary, the Company has agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters. The Company is unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

      The Company has agreed to indemnify its current and former directors and officers to the extent permitted by law against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of such indemnification prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counter parties. The Company has $30 million in directors' and officers' liability insurance coverage.

23.   SEGMENTED INFORMATION

      The Company operates primarily within the publishing, online, broadcasting, entertainment and outdoor advertising industries in Canada, New Zealand, Ireland and Australia.

      Each segment below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of operating profit. Management includes its proportionate interest in the results of its equity accounted Australian television and outdoor operations in strategic decision making, therefore, these proportionate results are included in the following segmented disclosure. Segmented information in Canadian dollars is as follows:

                                                                 SEGMENT                                          CAPITAL
                                      REVENUE                OPERATING PROFIT            TOTAL ASSETS           EXPENDITURES
OPERATING SEGMENTS           ------------------------    ----------------------    -----------------------   ------------------
TELEVISION                      2004          2003         2004         2003          2004         2003        2004      2003
Canada                          690,302       730,407     147,430       216,346     1,073,459    1,297,263    22,840      9,364
Australia - Network TEN         409,204       336,362     145,328       106,975       391,748      372,039     3,976     11,097
New Zealand                     108,236        95,055      23,291        10,095       123,459      130,049     2,962      3,056
Ireland                          34,152        32,490      10,591         9,729        22,819       22,980       255        117
                             ----------    ----------    --------    ----------    ----------    ---------   -------    -------
                              1,241,894     1,194,314     326,640       343,145     1,611,485    1,822,331    30,033     23,634
Radio - New Zealand              86,717        73,400      27,488        20,751       138,591      130,756     3,231      2,666
Publishing and Online -
   Canada                     1,193,627     1,208,180     267,343       258,496     2,806,034    2,854,201    11,999      9,348
Outdoor - Australia              43,742        36,656       8,215         2,560        25,069       23,789     1,347        693
Corporate and other                   -             -     (27,110)      (23,213)      513,797      401,349    11,880     13,887
                             ----------    ----------    --------    ----------    ----------    ---------   -------    -------
Total operating segments      2,565,980     2,512,550     602,576       601,739     5,094,976    5,232,426    58,490     50,228
Restructuring and film and
   television impairment
   expenses(1)                        -             -      (2,445)      (23,305)            -            -         -          -
Elimination of equity
   accounted affiliates(2)     (452,946)     (373,018)   (153,543)      (99,219)     (340,321)    (319,373)   (5,323)   (11,790)
Discontinued operations               -             -           -             -       127,470      405,739         -        117
                             ----------    ----------    --------    ----------    ----------    ---------   -------    -------
Total                         2,113,034     2,139,532     446,588       479,215     4,882,125    5,318,792    53,167     38,555
                             ==========    ==========    ========    ==========    ==========    =========   =======    =======
Amortization expense                                       93,714        95,275
                                                         --------    ----------
Operating income                                          352,874       383,940
                                                         ========    ==========

(1) For 2004, this includes Canadian television restructuring expenses. For 2003 it includes Network TEN program impairment charges of $10.3 million and Canadian media operations restructuring charges of $13.0 million.

(2) Elimination of proportionate interest in Australia's Network TEN and Outdoor.

24.   SUBSEQUENT EVENTS

      In October 2004, the Company launched an exchange offer to exchange a new series of 8% Senior Subordinated notes due 2012 for the outstanding 12 1/8% Senior notes due 2010 issued by the Hollinger Participation Trust. In the exchange offer, the holders of the trust notes were offered US$1,240 principal amount of new notes in exchange for each US$1,000 of trust notes. In addition, the Company launched a concurrent offer of notes, proceeds of which were used to retire the 12 1/8% junior subordinated notes held by Hollinger, which had not been participated to the Hollinger Participation Trust. The effect of these transactions was to replace the Company's existing $903.6 million 12 1/8% junior subordinated notes (including accrued interest to November 18, 2004) with new $908.1 million (US$760.1 million) 8% senior subordinated notes. These transactions were completed on November 18, 2004. Also on November 18, 2004, 3815668 Canada Inc., a wholly-owned subsidiary of CanWest and the issuer of the above-mentioned notes, amalgamated with CanWest Media Inc., which is also a wholly-owned subsidiary of CanWest.

      The excess of the fair value of the 8% subordinated notes over the carrying value of the 12 1/8% junior subordinated notes, which has not been determined at this time will be expensed in the quarter ended November 30, 2004.

25.   UNITED STATES ACCOUNTING PRINCIPLES

      These consolidated financial statements have been prepared in accordance with Canadian GAAP. In certain aspects GAAP as applied in the United States ("U.S.") differs from Canadian GAAP.

      PRINCIPAL DIFFERENCES AFFECTING THE COMPANY

      COMPREHENSIVE INCOME

      Comprehensive income, defined as all changes in equity other than those resulting from investments by owners and distributions to owners, must be reported under U.S. GAAP. There is no similar requirement under Canadian GAAP.

      PRE-OPERATING COSTS

      In the U.S., pre-operating costs are expensed in the period incurred. In accordance with Canadian GAAP, the Company defers pre-operating costs until commencement of commercial operations and amortizes the deferred costs over a period of five years.

      FOREIGN CURRENCY TRANSLATION

      In the U.S., distributions from self-sustaining foreign operations do not result in a realization of the cumulative translation adjustments account. Realization of such foreign currency translation adjustments occur only upon the sale of all or a part of the investment giving rise to the translation adjustments. In accordance with Canadian GAAP, reductions in the net investment in self-sustaining foreign operations result in a proportionate reduction in the cumulative foreign currency translation adjustment accounts.

      PROGRAMMING COMMITMENTS

      Under Canadian GAAP, certain programming commitments imposed by regulatory requirements, related to an acquisition, completed prior to January 1, 2001, were accrued in the purchase equation resulting in additional goodwill. This additional goodwill was amortized until August 31, 2001. Under U.S. GAAP, these costs are expensed as incurred.

      INVESTMENT IN A BROADCASTING OPERATION ON AN EQUITY BASIS

      Under Canadian GAAP, the Company's investment in a broadcasting operation was accounted for using the equity method during the period that this investment was held in trust pending completion of the regulatory approval process. Under U.S. GAAP, the investment was accounted for on a cost basis; then, as a result of receiving approval to complete the purchase of the broadcasting operation, the Company changed its method of accounting for the investment to the equity method. The change in accounting policy was retroactively applied as required under APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock., to the date that the Company initially acquired its investment. This resulted in additional equity in earnings related to the investment being recorded for U.S. GAAP, whereas for Canadian GAAP, additional goodwill was recorded. Effective July 6, 2000, the Company consolidated this investment for both Canadian and U.S. GAAP purposes.

      INTANGIBLE ASSETS

      Under Canadian GAAP, certain costs related to the development of broadcast licences, other than through a business combination, were recorded as intangible assets. Under U.S. GAAP such costs are expensed as incurred.

      INVESTMENT IN MARKETABLE SECURITIES

      For U.S. GAAP, investment assets classified as "available for sale" are carried at market, and unrealized temporary gains and losses are included, net of tax, in other comprehensive income. In accordance with Canadian GAAP, the Company carries its investment in marketable securities at cost.

      PENSION VALUATION ALLOWANCES

      Under Canadian GAAP a valuation allowance against pension assets is the excess of the adjusted benefit asset over the expected future benefit. Changes in the valuation allowance are recorded as adjustments to pension expense. Under U.S. GAAP valuation allowances are not recorded.

      PROPORTIONATE CONSOLIDATION

      Canadian GAAP requires the accounts of jointly controlled enterprises to be proportionately consolidated. Under U.S. GAAP, investments in jointly controlled entities are accounted as equity investments. This accounting difference applies to the Company's investment in TV3 Ireland and Mystery. The proportionate interest is disclosed in note 20. Accordingly, under accommodation provided by the SEC this difference is not included in the following reconciliation.

      ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

      Under U.S. GAAP, entities are required to recognize all derivative instruments as either assets or liabilities in the balance sheet, and measure those instruments at fair value. The changes in fair value of the derivative are included in the statement of earnings. In addition, under U.S. GAAP foreign denominated debt is adjusted through earnings to reflect currency translation rates at each balance sheet date. Under Canadian GAAP hedge accounting is applied for derivatives that are eligible for hedge accounting if certain criteria are met. Non-hedging derivatives are recognized at their fair value as either assets or liabilities. As a result of adopting FAS 133 on September 1, 2001, the Company discontinued hedge accounting. The fair value of derivatives designated as hedges before August 31, 2000 have been included in a transitional adjustment and are included in income when the hedged transaction is completed.

      INTEGRATION COSTS RELATED TO CANWEST PUBLICATIONS

      Under Canadian GAAP certain integration costs related to the CanWest Publications acquisition were accrued in the purchase equation. Under U.S. GAAP, these costs are expensed as incurred.

      RESOLUTION OF ACQUIRED TAX CONTINGENCIES

      Under U.S. GAAP, the settlement of tax contingencies acquired through a business acquisition result in an adjustment to the purchase equation. In accordance with Canadian GAAP, the resolutions of such tax contingencies are included in earnings once the purchase price allocation is finalized.

      CHANGE IN ACCOUNTING POLICIES

      VALUATION OF INTANGIBLES

      In accordance with the SEC staff announcement released September 29, 2004, the Company will utilize a direct approach in the valuation of intangible assets for the purposes of impairment testing. Previously the Company utilized a residual value approach in valuing certain broadcast licences. The effect of the adoption of this policy has not been determined.

      CONSOLIDATION OF VARIABLE INTEREST ENTITIES

      For its year ended August 31, 2004 for U.S. GAAP the Company is required to apply the Financial Accounting Standards Board (FASB) Interpretation No. 46(R) (FIN 46), Consolidation of Variable interest Entities. The Company has determined that it is the primary beneficiary of Network TEN Group, a variable interest entity. Accordingly, for U.S. GAAP, as required by FIN 46 the Company has consolidated the results of TEN Group on a prospective basis effective May 31, 2004. Under Canadian GAAP, the Company accounts for its investment in TEN Group using the equity method. As at August 31, 2004 the Company holds a 56.6% economic interest in TEN Group. The interest held by the 43.4% minority is classified in minority interests. The effect of consolidating Network TEN for U.S. GAAP is presented below. The following supplemental note disclosure relates to the effect that the consolidation of TEN Group has on certain balances as of and for the year ended August 31, 2004.

      Income taxes
      The TEN Group provision for taxes differs from the combined Canadian statutory rate as follows:

TEN Group income taxes at the Company's
     combined statutory rate of 35.2%           17,723
Effect of foreign income tax rates differing
     from Canadian income tax rates             (2,618)
Effect of deductibility of intercompany
     interest elimination                       (2,388)
Withholding tax provided on distributions          267
Other                                              323
                                               -------
Provision for income taxes                      13,307
                                               -------

Investment in film and television program rights

                   CURRENT    LONG TERM
Broadcast rights   122,003      1,690
Other                  495          -
                   -------      -----
                   122,498      1,690
                   -------      -----

                                                             ACCUMULATED
                                                   COST      AMORTIZATION    NET
Property, plant and equipment
Land                                                4,834            -       4,834
Buildings                                           9,065       (2,105)      6,960
Leasehold improvements                              4,931         (935)      3,996
Plant and equipment                               173,074     (114,057)     59,017
Plant and equipment under lease                     6,351       (4,567)      1,784
                                                  -------     --------      ------
Total property, plant and equipment               198,255     (121,664)     76,591
                                                  -------     --------      ------

Intangible assets
Finite Life
Site licences (net of amortization of $2,445)                   25,040
Indefinite Life
Broadcast licences                                             228,318
                                                              --------
Total intangible assets                                        253,358
                                                              --------

Amortization of $167 was recorded in the three months ended May 31, 2004.

Site licences represent outdoor site leases. These licences are being amortized on a straight line basis over the term of the leases (approximately 20 to 40 years).

Goodwill

Goodwill of $91,806 relates to the Australia - Outdoor advertising segment.

There were no changes in the goodwill balances in the year ended August 31, 2004.

Long term debt
Unsecured Bank Loan (1)              163,048
Senior unsecured notes (2)           164,585
Other                                  3,169
                                     -------
                                     330,802
Effect of foreign currency swap       31,150
                                     -------
Total long term debt                 361,952
Less portion due within one year       1,492
                                     -------
Long term portion                    360,460
                                     -------

1 Credit facility provides for a maximum of $652 (A$700) million in advances. At August 31, 2004 the TEN group had drawn A$175 million against this facility leaving an availability of A$525 million. This facility matures in December 2008. The TEN Group entered into interest rate swap contracts with a notional amount of A$250 million to fix the interest on this facility and subsequent facilities with maturities to 2011.

2. The US$125 million unsecured notes mature in March 2013. The TEN Group has entered into a US$125 million cross currency interest rate swap resulting in floating rates and a fixed currency exchange rate of US$1:A$1.6807.

Commitments

The TEN Group has the following commitments:

                                            2005         2006         2007         2008          2009     THEREAFTER
YEAR ENDED AUGUST 31,
CAPITAL EXPENDITURES                        2,735          464            -            -             -           -
Program expenditures                       57,773       28,391       40,205       16,528         6,947           -
Leases                                     35,254       28,649       22,341       15,174         7,042      39,108
                                        ---------    ---------    ---------    ---------     ---------    --------
Total                                      95,762       57,504       62,546       31,702        13,989      39,108
                                        =========    =========    =========    =========     =========    ========

      CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

      The following is a reconciliation of net earnings (loss) reflecting the differences between Canadian and U.S. GAAP:

                                                                                 2004
                                                 -----------------------------------------------------------------         2003
                                                     CANADIAN                     U.S. GAAP
                                                       GAAP        TEN GROUP(*)   ADJUSTMENTS            U.S. GAAP       U.S. GAAP
                                                                                                                        REVISED (**)
Revenue                                              2,113,034        195,382             -              2,308,416       2,139,532
Operating expenses                                   1,124,543        115,722         7,808  (1-5)       1,248,073       1,125,443
Selling, general and administrative expenses           539,458         17,139                              556,597         531,479
Restructuring expenses                                   2,445              -                                2,445          12,989
                                                   -----------    -----------    ----------             ----------     -----------
                                                       446,588         62,521        (7,808)               501,301         469,621
Amortization of intangibles                             17,500            167            -                  17,667          17,500
Amortization of property, plant and equipment           71,179          4,455             -                 75,634          70,688
Other amortization                                       5,035              -        (1,471) (6)             3,564           2,376
                                                   -----------    -----------    ----------             ----------     -----------
Operating income                                       352,874         57,899        (6,337)               404,436         379,057
Interest expense                                      (310,572)        (7,005)            -               (317,577)       (352,966)
Interest income                                          9,141              -             -                  9,141               -
Amortization of deferred financing costs                (7,864)           (69)            -                 (7,933)         (8,247)
Interest rate and foreign currency swap losses        (110,860)        (1,099)       75,789  (7)           (36,170)        (93,960)
Foreign exchange gains                                  45,104              -             -                 45,104           3,918
Investment gains and losses, net of write-down         110,794            493             -                111,287           9,240
Dividend income                                          3,738              -             -                  3,738           3,532
                                                   -----------    -----------    ----------             ----------     -----------
                                                        92,355         50,219        69,452                212,026         (59,426)
Provision for (recovery of) income taxes               (10,181)        13,307        36,800  (8)            39,926         (30,458)
                                                   -----------    -----------    ----------             ----------     -----------
Earnings before the following                          102,536         36,912        32,652                172,100         (28,968)
Minority interest                                         (478)       (17,543)            -                (18,021)              -
Interest in earnings of Network TEN                     99,889        (22,724)         (765) (9)            76,400          97,863
Interest in loss of other equity accounted
   affiliates                                             (625)         3,355             -                  2,730          (1,332)
Realized currency translation adjustments               (7,023)             -         4,526  (10)           (2,497)              -
                                                   -----------    -----------    ----------             ----------     -----------
NET EARNINGS FROM CONTINUING OPERATIONS                194,299              -        36,413                230,712          67,563
Loss from discontinued operations                     (207,777)             -             -               (207,777)        (68,710)
                                                   -----------    -----------    ----------             ----------     -----------
NET EARNINGS (LOSS) FOR THE YEAR                       (13,478)             -        36,413                 22,935          (1,147)
                                                   ===========    ===========    ==========             ==========     ===========

EARNINGS PER SHARE FROM CONTINUING
    OPERATIONS
      BASIC                                        $      1.10                                          $     1.30       $    0.34
      DILUTED                                      $      1.10                                          $     1.30       $    0.34
EARNINGS (LOSS) PER SHARE
      BASIC                                        $     (0.08)                                         $     0.13      ($    0.05)
      DILUTED                                      $     (0.08)                                         $     0.13      ($    0.05)

      (*)   Represents the adjustments to consolidate the Company's interest in
      TEN Group in accordance with FIN 46 effective May 31, 2004. These adjustments are based on Canadian GAAP. Any differences between Canadian and U.S. GAAP have been presented in the U.S. GAAP adjustments column.

      (**)   As explained in Note 1(c), the Company revised the presentation of revenues and operating expenses to conform to Emerging Issues Task Force Abstract 99-19, Reporting Revenue Gross as a Principal vs. Net as an Agent, which was applicable to the Company for its years ended August 31, 2000 and subsequent.

      (1) Pre-operating costs incurred of $1,748 (2003 - $851), with related tax effect of $305 (2003 - $366)

      (2) Programming costs incurred as imposed by regulatory requirement of $6,012 (2003 - $5,970), with related tax effect of $1,683 (2003 -
            $2,567)

      (3) Elimination of pension valuation allowances recorded under Canadian GAAP of $48 (2003 - $146), with related tax effect of $19 (2003 - $54)

      (4) Integration costs incurred related to publishing properties of nil (2003 - $302), with related tax effect of nil (2003 - $109)

      (5)   Development costs incurred related to intangible assets of nil (2003
            - $2,325), with related tax effect of nil (2003 - $860)

      (6) Amortization of pre-operating costs of ($1,471) (2003 - ($4,711)), with related tax effect of ($646) (2003 - ($1,305))

      (7) Gain (loss) on interest rate and cross-currency swaps and translation of foreign denominated debt of $75,789 (2003 - $(70,945)), with related tax effect of $31,161 (2003 - ($30,340))

      (8) Resolution of acquired tax contingencies of $7,000 and income tax related to above adjustments.

      (9) U.S. GAAP adjustments in equity accounted affiliates of ($1,195) (2003 - ($5,431), with related tax effect of ($430) (2003 -
            ($1,955))

      (10) Reversal of realization of cumulative translation adjustments of $4,526 (2003 - $(922)), net of tax of nil.

      COMPARATIVE RECONCILIATION OF NET EARNINGS

      The following is a reconciliation of net earnings reflecting the differences between Canadian and U.S. GAAP:

                                                                                           2003
                                                                             2004         REVISED
Net earnings in accordance with Canadian GAAP from
     continuing operations                                                  194,299       114,798
Pre-operating costs incurred net of tax of $305 (2003 - $939)                (1,443)         (485)
Amortization of pre-operating costs net of tax of $646 (2003 - $1,305)          825         3,406
Realization of cumulative translation adjustments net
     of tax of nil                                                            4,526          (922)
Programming costs imposed by regulatory requirement
     net of tax of $1,683 (2003 - $2,567)                                    (4,329)       (3,403)
Integration costs related to publishing properties net of
     tax of nil (2003 - $109)                                                     -          (193)
Development costs re intangible assets net of tax of nil
     (2003 - $860)                                                                -        (1,465)
Pension valuation allowances net of tax of $19 (2003 - $54)                     (29)          (92)
U.S. GAAP adjustments in equity accounted affiliates
     net of tax of $430 (2003 - $1,955)                                        (765)       (3,476)
Gain (loss) on interest rate and cross currency swaps
     and translation of foreign denominated debt net of
     tax of $31,161 (2003 - $30,340)                                         44,628       (40,605)
Dissolution of acquired tax contingencies net of tax of nil                  (7,000)            -
                                                                           --------      --------
Net earnings (loss) from continuing operations in
     accordance with U.S. GAAP                                              230,712        67,563
Loss from discontinued operations                                          (207,777)      (68,710)
                                                                           --------      --------
Net earnings (loss) for the year in accordance with
     U.S. GAAP                                                               22,935        (1,147)
                                                                           ========      ========

      CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

      Comprehensive income (loss) - current periods

                                                             2004         2003
Net earnings (loss) in accordance with U.S. GAAP            22,935       (1,147)
                                                           -------      -------
Unrealized foreign currency translation gain                 9,802       11,810
Realized foreign currency translation loss                   2,497            -
                                                           -------      -------
Foreign currency translation gain                           12,299       11,810
Unrealized gains (losses) on securities
   available for sale net of tax of nil                     34,883      (43,647)
Realized (gains) losses on securities
   available for sale net of tax of nil                    (51,717)      10,952
Transition adjustment on swaps net of tax of
    $177 (2003 - $68)                                          313          118
                                                           -------      -------
                                                            (4,222)     (20,767)
                                                           -------      -------
Comprehensive income (loss)                                 18,713      (21,914)
                                                           =======      =======

      Comprehensive income (loss) - accumulated balances

                                                     FOREIGN         UNREALIZED         TRANSITION
                                                    CURRENCY       GAINS (LOSSES)     ADJUSTMENT ON
                                                   TRANSLATION     ON SECURITIES          SWAPS             TOTAL
Accumulated other comprehensive income (loss)
   - August 31, 2002                                   (47,964)          49,529             (2,348)            (783)
Change during the year                                  11,810          (32,695)               118          (20,767)
                                                  ------------     ------------       ------------     ------------
Accumulated other comprehensive income (loss)
   - August 31, 2003                                   (36,154)          16,834             (2,230)         (21,550)
Change during the year                                  12,299          (16,834)               313           (4,222)
                                                  ------------     ------------       ------------     ------------
Accumulated other comprehensive income (loss)
   - August 31, 2004                                   (23,855)               -             (1,917)         (25,772)
                                                  ============     ============       ============     ============

      CONSOLIDATED BALANCE SHEETS

      The following is a reconciliation of the Company's consolidated balance sheet reflecting the differences between Canadian and U.S. GAAP:

                                                                            2004                                      2003
                                             ---------------------------------------------------------------
                                                CANADIAN                           U.S. GAAP                        U.S. GAAP
                                                  GAAP          TEN GROUP(*)      ADJUSTMENTS     U.S. GAAP         REVISED(**)
ASSETS
CURRENT ASSETS
Cash                                              81,092           16,623                -           97,715           121,922
Accounts receivable                              361,978          126,451                -          488,429           370,783
Distributions receivable from Network
  TEN                                             36,567          (36,567)               -                -            20,909
Inventory                                         13,449                -                -           13,449            14,509
Investment in film and television
  programs                                        71,601          122,498                -          194,099            82,912
Future income taxes                                6,166                -                -            6,166            20,223
Other assets                                      18,853            3,721                -           22,574            10,483
Assets of discontinued operations                 89,094                -                -           89,094           123,812
                                             -----------      -----------       ----------      -----------      ------------
                                                 678,800          232,726                -          911,526           765,553
Investment in Network TEN                         39,929          (39,929)               -                -            52,070
Other investments                                 17,393           14,804                -           32,197           129,856
Investment in film and television
  programs                                        33,467            1,690                -           35,157            30,960
Property, plant and equipment                    631,720           76,591                -          708,311           639,081
Future income taxes                                    -            5,580                -            5,580                 -
Other assets                                     140,211            3,940           (5,776)         138,375           120,544
Intangible assets                                928,787          253,358           (2,325)       1,179,820           936,837
Goodwill                                       2,373,442           91,806          171,566        2,636,814         2,545,342
Assets of discontinued operations                 38,376                -                -           38,376           281,927
                                             -----------      -----------       ----------      -----------      ------------
                                               4,882,125          640,566          163,465        5,686,156         5,502,170
                                             ===========      ===========       ==========      ===========      ============
LIABILITIES
CURRENT LIABILITIES
Accounts payable                                  67,233           91,228           (1,154)         157,307            99,883
Accrued liabilities                              199,143           43,698                -          242,841           203,321
Income taxes payable                              17,697            9,722                -           27,419            36,799
Film and television program accounts
  payable                                         27,966           37,304                -           65,270            30,507
Deferred revenue                                  31,959            2,259                -           34,218            30,067
Future income taxes                                6,072                -                -            6,072             6,072
Current portion of long term debt                 31,712            1,492                -           33,204            63,078
Liabilities of discontinued operations            69,716                -                -           69,716           178,027
                                             -----------     ------------       ----------      -----------      ------------
                                                 451,498          185,703           (1,154)         636,047           647,754
Long term debt                                 2,840,591          360,460         (261,605)       2,939,446         2,973,329
Interest rate and foreign currency
  swap liability                                 120,341                -          330,279          450,620           356,955
Other accrued liabilities                        131,360           33,089          (15,071)         149,378           106,748
Future income taxes                              140,460                -          (32,875)         107,585           113,242
Minority interest                                 16,142           61,314                -           77,456                 -
                                             -----------     ------------      -----------     ------------      ------------
                                               3,700,392          640,566           19,574        4,360,532         4,198,028
                                             -----------     ------------      -----------     ------------      ------------
SHAREHOLDERS' EQUITY
Capital stock                                    848,628                -                -          848,628           846,824
Contributed surplus                                4,612                -                -            4,612             3,647
Retained earnings                                342,314                -          155,842          498,156           475,221
Accumulated other comprehensive
  income                                               -                -          (25,772)         (25,772)          (21,550)
Cumulative foreign currency
  translation adjustments                        (13,821)               -           13,821                -                 -
                                             -----------      -----------       ----------      -----------      ------------
                                               1,181,733                -          143,891        1,325,624         1,304,142
                                             -----------      -----------       ----------      -----------      ------------
                                               4,882,125          640,566          163,465        5,686,156         5,502,170
                                             ===========      ===========       ==========      ===========      ============

      (*) Represents the adjustments to consolidate the accounts of TEN Group in accordance with FIN 46 effective May 31, 2004. The adjustments reflect the accounts of TEN Group under Canadian GAAP as presented in note 3 and the elimination of the Company's investment in TEN Group; the distribution receivable/payable of $36,567 included in the Company's current assets and TEN Group's current liabilities, respectively; the debenture payable to the company of $40,171.

      (**) As discussed in footnote(4) to note 7, the Company restated its balance sheet for certain items related to certain business acquisitions and divestitures. Similar changes were made to the balance sheet as at August 31, 2003, except that the changes to future tax balances upon the adoption of FAS 142, Goodwill and Other Intangible Assets, should have been reflected as a future income tax recovery in the year FAS 142 was adopted. Under Canadian GAAP, upon adoption of CICA 3062, the Company reflected the accounting change retroactively by adjusting the balance of goodwill. The U.S. GAAP changes resulted in restating shareholders equity as follows:

U.S. GAAP shareholders' equity as at August 31, 2003 as previously reported
                                                                          1,143,642
Adjustment for income tax recovery related to FAS 142                       160,500
                                                                          ---------
U.S. GAAP shareholders' equity as restated                                1,304,142
                                                                          =========

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

                                                                                       2004                        2003
                                                                                   ------------
                                                     CANADIAN                       U.S. GAAP                     U.S. GAAP
                                                       GAAP         TEN GROUP(*)    ADJUSTMENTS   U.S. GAAP        REVISED
RETAINED EARNINGS - BEGINNING OF YEAR                   355,792                       119,429       475,221         484,040

Excess of redemption price over carrying
    value of preferred shares                                 -             -               -             -          (7,672)

Net earnings (loss) for the year                        (13,478)                       36,413        22,935          (1,147)
                                                    -----------    ----------     -----------     ---------      ----------
RETAINED EARNINGS - END OF YEAR                         342,314                       155,842       498,156         475,221
                                                    ===========    ==========     ===========     =========      ==========

      (*) Represents the effect of consolidating the Company's interest in TEN Group in accordance with FIN 46 effective May 31, 2004.

      A reconciliation of shareholders' equity reflecting the differences between Canadian and U.S. GAAP is set out below

                                                                               2003
                                                               2004           REVISED
Shareholders' equity in accordance with
   Canadian GAAP                                             1,181,733       1,175,617
Pre-operating costs incurred, net of tax of
   $2,328 (2003 - $2,669)(1)                                    (4,170)         (3,552)
Goodwill adjustment related to retroactive
   equity accounting of WIC upon regulatory
   approval net of tax of nil(2)                                38,503          38,503
Goodwill adjustment related to programming costs
    incurred net of tax of $6,689 (2003 - $5,006) (3)          (11,990)         (7,661)
Goodwill adjustment related to integration costs of
    CanWest Publications net of tax of $936(4)                  (1,663)         (1,663)
Amortization of goodwill related to future
    programming costs imposed by regulatory
    requirement on business combination net of tax of
    nil(5)                                                         938             938
Costs to develop intangible assets expensed net of
    tax of $860(6)                                              (1,465)         (1,465)
Pension valuation allowance net of tax of $266
    (2003 -  $285)(7)                                              456             485
Goodwill adjustment related to resolution of acquired
    tax contingencies(8)                                        (7,000)              -
Adjustment related to treatment of accounting policy
    change net of tax of nil(9)                                160,500         160,500
Adjustments to equity accounted affiliates
    net of tax of $1,955(10)                                         -          (3,476)

Adjustment to reflect losses on interest
    rate and cross-currency swaps net of tax of
    $37,308 (2003 - $66,084) (11)                              (28,301)        (68,688)
Transition adjustment on interest rate swaps, net of
    tax of $1,141 (2003 - $1,318) (11)                          (1,917)         (2,230)
Unrealized gain (loss) on other investments net
    of tax of nil (2003 - nil) (12)                                  -          16,834
                                                          ------------    ------------
Shareholders' equity in accordance with U.S. GAAP            1,325,624       1,304,142
                                                          ============    ============

      The following identifies the balance sheet effect of these adjustments:

      (1) Reduced other assets by $6.5 million (2003 - $6.2 million), reduced long term future tax liability by $2.3 million (2003 - $2.7 million).

      (2)   Increased goodwill by $38.5 million (2003 - $38.5 million).

      (3) Reduced goodwill by $21.4 million (2003 - $21.4 million), increased long term future tax liability by $9.4 million, (2003 - $11.1 million), reduced other long term accrued liabilities by $15.1 million (2003 - $21.1 million), and reduced current accrued liabilities by $3.8 million (2003 - $3.8 million).

      (4) Increased accrued liabilities by $2.6 million (2003 - $2.6 million), and reduced future income tax liability by $0.9 million (2003 - $0.9 million).

      (5)   Increased goodwill by $0.9 million (2003 - $0.9 million).

      (6) Reduced intangible assets by $2.3 million (2003 - $2.3 million), reduced long term future tax liability by $0.9 million (2003 - $0.9 million).

      (7) Increased long term other assets by $0.7 million (2003 - increased other long term accrued liabilities by $0.8 million), and increased long term future tax liability by $0.3 million (2003 - $0.3 million).

      (8)   Reduced goodwill by $7.0 million (2003 - nil)

      (9)   Increased goodwill by $160.5 million (2003 - $160.5 million)

      (10)  Increased investment in Network TEN by nil (2003 - $3.5 million).

      (11) Combined effect was to increase long term swap liabilities by $330.3 million (2003 - $332.3 million), reduced long term debt by $261.6 million (2003 - $194.0 million), reduced future tax liabilities by $38.5 million (2003 - $67.4 million).

      (12)  Increased other investments by nil (2003 - $16.8 million).

      CONSOLIDATED STATEMENTS OF CASH FLOWS

      The following is a reconciliation of the consolidated cash flows reflecting the differences between Canadian and U.S. GAAP:

                                                                                2004
                                                       ------------------------------------------------------      2003
                                                         CANADIAN         TEN         U.S. GAAP
                                                           GAAP         GROUP(*)     ADJUSTMENTS    U.S. GAAP     U.S. GAAP
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings from continuing operations for the year       194,299             -        36,413        230,712       67,563
Items not affecting cash                                                                     -
    Amortization                                           101,578         4,691        (1,471)       104,798       98,811
    Interest paid in kind                                   97,951             -             -         97,951      108,385
    Future income taxes                                    (23,191)        2,503        29,800          9,112      (52,885)
    Interest in earnings of Network TEN                    (99,889)       22,724           765        (76,400)     (97,863)
    Realized currency translation adjustments                7,023             -        (4,526)         2,497            -
    Interest rate and foreign currency swap losses          98,056         1,099       (75,789)        23,366       93,960
    Investment gains and losses net of write-down         (110,794)         (493)            -       (111,287)      (9,240)
    Amortization of film and television programs             5,656             -             -          5,656            -
    Pension expense                                          6,276             -            48          6,324        7,755
    Minority interest                                          478        17,543             -         18,021            -
    Other                                                      158        (3,355)            -         (3,197)       1,332
Distributions from Network TEN                             104,855        (5,558)            -         99,297       33,378
Investment in film and television programs                 (12,234)            -             -        (12,234)      (3,680)
                                                         ---------     ---------     ---------      ---------    ---------
                                                           370,222        39,154       (14,760)       394,616      247,516
Changes in non-cash operating accounts                     (58,468)       29,443        14,760**      (14,265)      38,067
                                                         ---------     ---------     ---------      ---------    ---------
Cash flows from operating activities of continuing
    operations                                             311,754        68,597             -        380,351      285,583
Cash flows from operating activities of discontinued
    operations                                              15,991             -             -         15,991      (57,118)
                                                         ---------     ---------     ---------      ---------    ---------
Cash flows from operating activities                       327,745        68,597             -        396,342      228,465
                                                         ---------     ---------     ---------      ---------    ---------

INVESTING ACTIVITIES
Other investments                                                -          (221)            -           (221)      (4,311)
Investment in broadcast licences                            (5,813)            -             -         (5,813)           -
Proceeds from sales of other investments                   143,832           127             -        143,959       44,113
Proceeds from divestitures                                  83,316             -             -         83,316      193,500
Proceeds from sale of property, plant and equipment          7,426             -             -          7,426        1,492
Purchase of property, plant and equipment                  (53,167)       (2,641)            -        (55,808)     (38,438)
Investing activities from discontinued operations                -             -             -              -         (117)
                                                         ---------     ---------     ---------      ---------    ---------
                                                           175,594        (2,735)            -        172,859      196,239
                                                         ---------     ----------    ---------      ---------    ---------
FINANCING ACTIVITIES
Issuance of long term debt                                 167,500        51,750             -        219,250      294,700
Repayment of long term debt                               (630,261)      (80,279)            -       (710,540)    (651,603)
Swap recouponing payments                                  (27,957)            -             -        (27,957)      (3,000)
Issuance of share capital                                    1,804           113             -          1,917          402
Payment of dividends to minority interests                       -       (32,556)            -        (32,556)           -
Preferred share redemption                                       -             -             -              -      (57,672)
Financing activities from discontinued operations          (57,644)            -             -        (57,644)      53,301
                                                         ---------     ---------     ---------      ---------    ---------
                                                          (546,558)      (60,972)            -       (607,530)    (363,872)
                                                         ---------     ---------     ---------      ---------    ---------
Foreign exchange gain on cash denominated in foreign
    currencies                                               2,389             -             -          2,389            -
                                                         ---------     ---------     ---------      ---------    ---------
NET CHANGE IN CASH                                         (40,830)        4,890             -        (35,940)      60,832
CASH - BEGINNING OF PERIOD                                 121,922        11,733             -        133,655       61,090
                                                         ---------     ---------     ---------      ---------    ---------
CASH - END OF YEAR                                          81,092        16,623             -         97,715      121,922
                                                         =========     =========     =========      =========    =========

      (*) Represents adjustment to the cash flows of TEN Group in accordance with FIN 46 effective May 31, 2004 and the elimination of intercompany cash flows between TEN Group and the Company.

      (**) Represents adjustments to U.S. GAAP statement of earnings and loss not affecting cash and change in working capital

      OTHER

      The following amounts are included in accounts receivable:

                                                               2004                           2003
Allowance for doubtful accounts - beginning of year            14,654                         14,036
Bad debt expense                                                5,634                          5,596
Write offs during the year                                     (7,513)                        (5,263)
Foreign exchange                                                   93                            285
Effect of the consolidation of
     TEN Group                                                  6,789                              -
                                                         ------------                    -----------
                                                               19,657                         14,654

      The following amounts are included in operating expenses:

                                    2004         2003
Rent expense                       19,819       20,545

The following amounts are included in accrued liabilities:

                                      2004           2003
Employment related accruals          75,000         76,000

      Amortization expense related to existing finite life intangibles will be $18.2 million per year in 2005, $9.5 million in 2006 and $2.2 million in 2007 to 2009.